Securities and Exchange Commission

                               Washington DC 20549

                                 Form 10-SB A-3

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                      Saratoga International Holdings Corp.

                 (Name of Small Business Issuer in its charter)


            Nevada                                 98-0169082
            ------                                 ----------

                (State or other jurisdiction of (I.R.S. Employer
               incorporation or organization) Identification No.)

                    8756 - 122nd Avenue NE Kirkland, WA 98033

                    (Address of principal executive offices)

                                  425-827-7817

                            Issuer's telephone number

        Securities to be registered under Section 12(b) of the Act: NONE


           Securities to be registered under Section 12(g) of the Act:

                      $0.001 Par Value Voting Common Shares

                                (Title of Class)

                    Documents Incorporated by Reference: NONE

                                     PART I

Item 1  Description of Business

o        Organization and General History

The following summarizes the organizational history of Saratoga International Holdings Corp. herein referred to as "Saratoga".

In December 1997, Saratoga began development stage activity under the corporate name Western Oil & Tire Distributors Inc. ("Western"), a privately owned company originally incorporated under the name FCP Ltd. on June 1, 1993 in the State of Washington which had no operating activity until fiscal 1998. The corporate name was changed to Western in December, 1997. Western's original business development plan adopted in December, 1997 was to engage in the acquisition of retail and wholesale tire businesses and petroleum product distribution companies ("The WOTD Project").

In July 1998 the shareholders of Western exchanged all of their common shares for controlling interest in Knightsbridge Corporation ("Knightsbridge") a company originally incorporated on June 17, 1996 in the State of Nevada and the surviving corporation's name was changed to Western.

Since the former shareholders of Western owned a majority of the outstanding stock of the surviving corporation following its July 1998 merger with Knightsbridge, the combination of the two companies has been treated as a recapitalization of Western and the information and historical financial statements presented herein are those of Western.

On March 24, 1999 the corporate name was changed from Western to Saratoga International Holdings Corp. Western had not acquired any retail and wholesale tire businesses or petroleum product distribution companies and the WOTD Project, in its conceptual and early development stage, was spun-off to the shareholders of Saratoga as of March 19, 1999. Saratoga redirected its business development activity at the e-commerce industry.

o        Authorized Capital

Saratoga is authorized to issue 200,000,000 shares of non-assessable voting common stock, par value $0.001 per share and 50,000,000 shares of preferred stock, par value $0.001 per share with such rights and preferences as determined from time to time by the Board of Directors. Copies of Saratoga's Articles of Incorporation and By-Laws, including amendments thereto, are attached hereto and incorporated herein by this reference. See Part III Item I.

o        Business Activity

Saratoga's first entry into the e-commerce industry took place in June 1999. Saratoga formed a wholly-owned subsidiary Saratoga Telecom Corp. ("Saratoga
Telecom"), a Nevada corporation, through which it acquired the right from Internet Interview Inc., a Florida based company, to develop a technology to market prepaid long distance telephone calling service via the Internet as a reseller for long distance suppliers.

The operational right acquired from Internet Interview consisted of an operational concept and plan to enter into the business of selling virtual prepaid phone cards over the Internet, including the technological need to develop a web site, accounting and management software, an Internet marketing program to establish a web site agent network and Internet links and to establish agreements and technology necessary to accept, process and clear credit card transactions over the Internet.

As consideration for the purchase of the rights to the technology, Saratoga issued to the two principal shareholders of Internet Interview, Inc. Messrs Norman Reisch and Tom Morsey, Warrants to each to purchase 500,000 shares of the common stock of Saratoga exercisable at any time at $0.10 per share and expiring June 16, 2004. The purchase price of the operational right was recorded at $102,666, the value of the Warrants, estimated based on the Black-Scholes option pricing model.

Saratoga entered into a three year employment agreement with Tom Morsey, the former President and minority shareholder of Internet Interview, Inc. which entitles the employee to a base salary of $5,000 monthly plus annual performance bonus to be determined by the Board of Directors and stock options to purchase up to 250,000 shares of Saratoga at $0.10 per share. Saratoga also entered into a one year consulting agreement with AJAY Enterprises which entitled AJAY to a $5,000 monthly service fee and stock options to purchase up to 250,000 shares of Saratoga at $0.10 per share. AJAY is controlled by Norman Reisch a former principal shareholder of Internet Interview Inc. The consulting agreement with AJAY was terminated by mutual agreement in August, 1999. Tom Morsey currently serves as a Director of Saratoga and President of Saratoga Telecom Corp.

Initially, the business development plan for Saratoga Telecom was based on marketing and selling virtual prepaid long distance telephone calling service over the Internet targeted at potential customers who originate calls from foreign countries to the United States and to other foreign countries. The business development plan for Saratoga Telecom has been updated to include targeting sales of prepaid long distance telephone calling service over the Internet for calls originating in the United States to foreign countries and for long distance calls originating and terminating within the United States as well as calls originating in foreign countries to the United States and to other foreign countries. Saratoga's marketing plan has also been expanded to include targeting sales of prepaid long distance service hard cards principally in the United States. A recent Frost and Sullivan report estimates that revenues in the prepaid long distance industry will top $9.38 billion by the year 2001. The forecast is based on revenue estimates for prepaid telephone traffic sold by long distance companies and resellers for service carried over the Internet as well as service carried over conventional telephone equipment. The Internet telephone segment of this industry is forecasted to be in excess of $1.82 billion by 2001. Saratoga Telecom, a reseller, is pursuing sales of Internet telephone service as well as conventional telephone equipment service.

Since acquiring the Internet prepaid long distance calling service development right from Internet Interview, Saratoga Telecom has completed the development of a web site (www.TalkIsCheapCard.com) which may be accessed by the customer via the Internet to place an order for a prepaid virtual calling card. Saratoga Telecom has also completed the development of software technology which enables it to electronically acquire units of prepaid long distance calling service from its suppliers, to store such units until they are sold, to accept and process prepaid credit card sales, and to distribute such units to Saratoga Telecom's customers. Information is provided to the customer over the Internet on the number of long distance units acquired, the price per unit, the total amount of the purchase and dialing instructions to access long distance calling service. To originate a call using the "virtual" card, the customer must follow the instructions provided over the Internet at the time the prepaid calling service is purchased. This information can be printed out and kept in the buyer's purse or wallet.

One of Saratoga's marketing strategies is to establish a network of "Web Site" agents in targeted markets to direct potential customers to a Web Site (www.TalkisCheapCard.com) developed and owned by Saratoga Telecom Corp. to dispense long distance usage purchased online by the customers. Saratoga Telecom currently has four active web site agents and is in the process of finalizing agreements with several others.

Long distance telephone calling service is to be provided by long distance service suppliers which provide telecommunications services to the markets targeted by Saratoga Telecom. Saratoga Telecom, as an independent contractor ("reseller"), purchases units of long distance service usage from such suppliers under non-exclusive agreements with the suppliers.

On February 16, 2000, Saratoga acquired all of the outstanding common stock of Virtual Media Group Inc. of Kirkland, Washington. In exchange, Saratoga issued to the shareholders of Virtual, 1,053,940 shares of its common stock, valued at $264,961, and as partial payment for loans made to Virtual by their former shareholders in the amount of $15,400. The common stock was valued based on the average trading price three days before and after the date of the acquisition agreement, which was February 2, 2000. In addition, Saratoga granted 1,000,000 warrants exercisable at $0.165 per common share and assumed Virtual's 9% convertible debenture obligation for $900,000, net of a debt discount of $100,000.

The warrants were granted to the former shareholders/employees of Virtual Media Group

Inc. for future employment services and vest with the holder over a period six years. If employment is terminated at any time prior to the vesting of the warrants the remaining unvested portion of the warrants can be forfeited. The warrants expire within 6 years from the date they were granted. Saratoga will account for the warrants in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." These accounting standards require that the warrants be valued at their fair value and be presented as pro forma disclosures.

On February 11, 2000, Virtual issued 9% series A subordinated convertible redeemable debenture for $900,000, net of a debt discount of $100,000, due February 11, 2002. The series A debenture is convertible into common stock of Saratoga, as a result of the assumption of the debt. The debt is convertible into common stock at 70.0% of the average closing bid price of the common stock for the five days immediately preceding the date of notice of conversion by the holder. As of March 10, 2000, the debt has been converted into 4,041,501 shares of Saratoga's common stock.

The beneficial conversion feature will be accounted for in accordance with Emerging Issues Task Force No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios." Therefore, the beneficial conversion feature, which was valued at approximately $430,000, will be accounted for as additional interest expense at the issue date, which is the date the debentures first become convertible.

The acquisition will be recorded using the purchase method of accounting on the date of acquisition and has been summarized in the following table:

Purchase price                                         $    264,96
Liabilities assumed (including the convertible debt)       953,452
Less: fair market value of assets acquired                (928,366)
                                                       ------------
Goodwill                                               $   290,047
                                                       ============

Goodwill will be amortized on the straight-line method over a useful life of five years.

Virtual, which was founded in 1998, has offices in Kirkland, Washington and Lethbridge, Alberta, Canada. Virtual's principal business development activity to date has been in the Western Canada marketplace.

Virtual's business development plan is based on providing e-commerce solutions for the Internet. Virtual provides technological services to its customers including website development and hosting, database development, digital virtual tour technology and multi media services including CD ROM's. Virtual has also commenced development of proprietary Internet software technology which includes a new searching technology, a multi function communications module with specialized security features and an e-commerce module.

Virtual reported modest annual revenues from technological service fees of approximately $50,000 for its latest fiscal year ended October 31, 1999. Virtual plans to continue with the development of its proprietary Internet software technology with a goal of implementing a product roll-out plan in late 2000.

Saratoga's current overall business goal to become operational is based on a plan of acquiring and consolidating existing businesses and marketable technologies, products and services targeted at the rapidly growing e-commerce industry.

Item 2 Management's Discussions and Analysis or Plan of Operations

o        Plan of Operations

Saratoga's current plan is to become operational by approximately July 31, 2000 by continuing with the implementation of the business development plans of its two subsidiaries, Saratoga Telecom Corp. and Virtual Media Group Inc. Saratoga also plans to explore the possibility of acquiring other businesses, technologies, products and services available in the e-commerce industry.

Saratoga Telecom is in the process of establishing itself as a reseller of prepaid long distance telephone calling service provided by major domestic and international long distance service suppliers. Saratoga's Telecom's major marketing strategy is based on selling prepaid long distance usage to customers over the Internet. Saratoga Telecom has developed a Web Site (www.TalkisCheapCard.com) to facilitate the sale of prepaid long distance usage. By dialing up the Web Site on the Internet, customers may order and receive long distance usage by prepaying for such usage online with a credit card.

Upon purchasing long distance service online, a "virtual calling card" will appear on the customer's computer monitor, complete with usage instructions and a Personal Identification Number superimposed over the online virtual card to be used by the customer to access his or her account. Such information can then be printed out by the customer for record keeping and personal use by the customer. The print out also includes instructions for the customer as to how to place a long distance call using the Virtual card.

The units of long distance service and PINs are supplied to Saratoga Telecom, under non-exclusive reseller agreements with long distance service suppliers who provide telephone service to the target markets selected by the company. At present, Saratoga Telecom, as an independent contractor, has agreements with Teleglobe Communications Corp. and Cable and Wireless Global Card Service Inc. to supply it with units of long distance service on an "as ordered", "as needed" basis.

Teleglobe has the ability to create customized global connectivity, PINs and full turn-key calling solutions to its customers. Teleglobe's sizeable portfolio of global telecommunications services also includes domestic and international voice services, Internet access, domestic and international private lines, Asynchoronous Transfer Mode (ATM) services, international toll-free services and postpaid calling services. Therefore,

Saratoga Telecom has selected Teleglobe as its principal supplier of long distance services. Teleglobe Inc. (NYSE, TSE, ME: TGO) is a recognized leader in global telecommunications.

Through its subsidiary Teleglobe Communications Corporation, Teleglobe develops and supplies global connectivity services to carriers, Internet service providers, business customers and content providers worldwide. Teleglobe also caters to an expanding international consumer customer base. According to TeleGeography, an industry publication, Teleglobe is the fourth-ranked long distance provider in the United States and, according to a recent KMI Corporation study, the third largest owner of undersea fiber optic cable systems. Teleglobe has a 50% interest in ORBCOMM, the world's first commercial low-earth-orbit, satellite-based, data communications system. Additional information is available at www.teleglobe.com.

Teleglobe's prepaid card service is unique in that it allows telecommunications carriers and large corporations to deliver a global calling service completely branded in their own name. The prepaid cards not only carry the brand of the carrier, but when callers use the card they hear custom-branded messages identifying the network with the retailer's name, a capability other carriers do not offer.

Cable & Wireless Global Card Services Inc. is the American subsidiary of Cable & Wireless of London, England, one of the world's leading providers of integrated communications and a major global carrier of communications traffic: Internet, data, voice and video. Its businesses around the world offer a range of services spanning interactive entertainment and information, broadband data, Internet access and broadcast television, as well as fixed and mobile voice. Cable & Wireless is one of the world's largest carriers of international traffic and provides mobile communications in more than 30 countries.

Cable & Wireless  is listed on the Stock  Exchanges  of London,  New York (NYSE:
CWP) and Frankfurt.

Saratoga Telecom's plan to originate customer contact and sales orders is based on establishing a network of Web Site agents in markets targeted by the Company to direct potential customers to Saratoga Telecom's virtual calling card Web Site. Saratoga Telecom has engaged the services of a marketing consulting service firm in Florida to assist it with its efforts to establish Web Site agents in Central and South America.

Under its marketing plan, Saratoga is also pursuing a strategy of offering private label branding of its virtual calling cards to companies involved in international business, such as air transportation carriers, travel agencies, financial service providers and other service and commercial businesses.

Virtual Media's current business development plan is based on expanding its marketing efforts to sell technological service in Western Canada and in the USA. Further development of Virtual's proprietary software technology is subject to the availability of sufficient funds from operating revenues or proceeds from future financings by Saratoga.

Saratoga also plans to aggressively pursue the acquisition of other products, technologies and services through licensing and/or acquiring businesses with proven sales and operating history which are compatible with corporate strategies to become operational in the e-commerce industry.

To date, Saratoga's current business development activities have consisted primarily of acquiring the Internet telecom operational right of Internet Interview Inc., acquiring Virtual Media Group Inc., assembling a management team and raising capital. Since inception of Saratoga's development stage activities in December 1997 to October 31, 1999, Saratoga's net losses have totaled approximately $2,909,000 of which approximately $1,147,000 is attributable to the tire and petroleum business project which was spun-off to shareholders during March, 1999. These net losses have been funded primarily with the proceeds from the private sales of the Company's convertible debt and equity securities as well as with the issuance of its common stock in exchange for services.

The spin-off of the WOTD Project was accomplished by the formation of International Internet Petroleum & Tire Distributors Corp. as a wholly owned subsidiary of Saratoga and a distribution of International shares to Saratoga shareholders. Saratoga issued 5,000,000 shares of its common stock to International in connection with the spin-off transaction which has been treated as a stock dividend to Saratoga's shareholders as of the date of the spin-off.

During the period December 1, 1997 (inception) to October 31, 1998, Saratoga wrote off $255,000 of an investment made by Knightsbridge prior to the reverse merger in Language Force, Inc., an unrelated company, after management determined that it was unlikely the investment would be realized beyond $50,000 at any time in the future. The remaining $50,000 was written off in fiscal 1999 after determining that none of the investment would be realized. Also in fiscal 1998, management concluded that approximately $99,000 of costs incurred in connection with an attempted acquisition of a tire company would not be realized and the $99,000 was written off.

During the periods from December 1, 1997 (inception) to October 31, 1998 and the year ended October 31, 1999, Saratoga used cash in operating activities of approximately $566,000 and $718,000 respectively. The use of cash was primarily the result of net losses of approximately $951,000 in 1998 and approximately $1,446,000 in 1999 offset by non-cash charges of approximately $292,000 in 1998 and approximately $879,000 in 1999. The non-cash charges were as follows:

                                                           Fiscal year ending

                                                           ------------------
                                                             1998        1999
                                                             ----        ----
         Loss on impairment of investment                  255,500      $50,000

         Notes payable forgiven                                         (50,000)
         Issuance of options, warrants and
            stock for service                                           407,368
         Amortization                                       15,000      117,933
         Interest expense from beneficial
            conversion features and stock for               21,568      354,008
            debenture interest                             ________   __________
                                                           $292,118   $  879,309
                                                           ========   ==========
Additionally, the use of cash from operations was offset by changes in assets and liabilities of approximately $93,000 as a source of cash in 1998 and approximately $151,000 as a use of cash in 1999.

During the three month periods ended January 31, 1999 and 2000, Saratoga used cash in operating activities of approximately $194,000 and $359,000 respectively. This use of cash in the quarter ended January 31, 1999 was the result of a net loss of approximately $257,000 offset by $50,071 from the issuance of common stock for services and $49,785 from interest expense from beneficial conversion features. Also a change in current liabilities was a use of cash of $37,369. The use of cash in the quarter ended January 31, 2000 was the result of a net loss of approximately $512,000 offset by common stock issued for services of $16,880, depreciation and amortization of $14,069 and interest expense from beneficial conversion features of $60,690. Also, a change in
current  assets  and  liabilities  of  $61,883   provided  cash  from  operating
activities.

Saratoga financing activities provided cash flow of approximately $652,000 for the period from December 1, 1997 (inception) to October 31, 1998 offset by approximately $87,000 attributable to payment of debt, and a debt issue cost Saratoga's financing activities provided cash flow of approximately $1,138,000 for the year ended October 31, 1999 offset by approximately $168,000 attributable to payments of debt and debt issue costs. Financing activities provided cash flow of approximately $202,000 and $313,000 for the three month periods ended January 31, 1999 and 2000 respectively. This cash flow was offset by approximately $102,000 of repayment of notes payable for the three months ended January 31, 2000. Saratoga issued approximately 36,383,000 shares of its common stock in the year ended October 31, 1999 including approximately
8,500,000 shares for services. For the three months ended January 31, 2000, Saratoga issued 2,639,719 shares of its common stock including 145,000 shares for services.

Saratoga has raised approximately $2,019,000 of operating capital including $1,333,000 in private placement offerings since inception of its business development activities in December 1997 through January 31, 2000 and plans to continue its efforts to raise additional operating capital through various financing methods including private placements of its equity securities. Funding of future operations is dependent on management's ability to raise additional capital.

In October 1999 Saratoga issued to an unrelated company a Promissory Note for $276,000, including a $76,000 discount. The terms of the Note, including amendments thereto, called for a payment of $60,000 in November, 1999 and the balance, including interest at 6.5%, due by February 29, 2000. Messrs. Patrick
F. Charles and Terrence K. Picken, officers, directors and major shareholders, assigned shares of Saratoga they personally own or control as collateral for the Promissory Note. The proceeds, net of the discount and $26,000 in transaction fees, will be used as operating capital, including the funding of the continuing development of the Saratoga Telecom technology and audit, legal and administrative costs related to filing a registration statement with the SEC.

o        Research & Development

Other than developing, updating and expanding Saratoga Telecom's Web Site and Internet software to facilitate sales of its prepaid long distance virtual calling card, and Virtual's Internet software to facilitate sales of its technological services. Saratoga does not intend to undertake any activities that may be characterized as research and development until sufficient funding is available from future operations or financings by Saratoga. Saratoga has not incurred any research and development expenses since its inception.

o        Number of Employees

Saratoga presently has twelve (12) employees; nine (9) full time and three (3) part time employees. During the next 12 months, management intends to hire up to twelve additional employees, including technical, marketing and sales and administrative support personnel. Saratoga believes there is an ample supply of qualified candidates available to fill such positions. However, the continuance of employment of existing personnel and the hiring of any additional employees is subject to the availability of sufficient funds from operating revenues or proceeds from future financings to pay them.

o        NASD OTC Bulletin Board Quotations

Effective January 4, 1999, the NASD adopted rules and regulations requiring that prior to any issuer having its securities quoted on the OTC Bulletin Board of the NASD that such issuer must be a "reporting issuer" which is required to file reports under Section 13 or 15 (d) of the Securities and Exchange Act of 1934, as amended Saratoga is not currently a "reporting issuer," and this Registration Statement will bring Saratoga into compliance with these listing provisions of the OTC Bulletin Board and should prevent the NASD from "delisting" quotations of Saratoga's common stock. Under the "phase-in" schedule of the

NASD, Saratoga has until May 17, 2000, within which to become a "reporting issuer" and Registration Statement.

Item 3  Description of Property

Neither Saratoga nor its subsidiaries own any real property. Saratoga's executive and administrative offices are located in Kirkland Washington in 1300 square feet of office space provided to it under a month to month administrative support services agreement with Coast Northwest Inc., a company controlled by Patrick F. Charles and Terrence K. Picken, Officers of Saratoga. Administrative support services provided under a verbal agreement include use of office space, office equipment, clerical services, data processing, local and long distance telephone service and other miscellaneous administrative support services for which the Company pays $8,500 per month.

Saratoga Telecom Corp has a one year lease on 1500 sq. ft. of office space located in Hallandale, Florida at a rate of approximately $1,506 per month through June 2000. There is one two year lease renewal option on this office space.

Saratoga believes the office space shall be adequate for its needs for the foreseeable future.

Item 4  Security Ownership of Certain Beneficial Owners and Management

This table describes the ownership of Saratoga's outstanding common stock by (i) each of the Company's Officers and Directors; (ii) each person who is known by Saratoga to own more than 5% of Saratoga's outstanding common stock; and (iii) all of Saratoga's Officers and Directors as a group:



  Title of Class           Name of Beneficial Owner             Amount and Nature of        Percent of Class
                                                                  Beneficial Owner

Common               Patrick F Charles                               7,710,752    (a)               14.26%
Stock                8756-122nd Avenue NE Kirkland, WA
                     98033

Common               Terrence K. Picken                             7,190,752     (b)               13.30%
Stock                8756-122nd Avenue NE  Kirkland, WA
                     98033

Common Stock         Tom Morsey                                         35,800                       . 07%
                     2500 E Hallandale
                     Beach Blvd. Ste #210
                     Hallandale, FL 33009

Common Stock         Samuel H. Eisenberg                               200,000                        .37%
Common Stock         Harold P. Capozzi                                 200,000                        .37%
Common Stock         International Internet                          5,000,000    (c)                9.25%
                     All Officers and Directors as a               15,337,304                       28.37%
                     group (5 persons)

[FN]



(a) Includes 2,250,000 shares held by PDDE, LLC a State of Washington limited liability company formed in February 1998 of which Patrick F. Charles is Managing Member and owns controlling interest and 2,236,000 shares held by Coast Northwest Management, LLC a State of Washington Limited Liability
      Company formed in February 1998 of which Patrick F. Charles is a co-Managing Member and owns a 50% interest.

(b) Includes 2,250,000 shares held by United West Holdings LLC, a State of Washington limited liability company formed in February 1998 of which Terrence K. Picken is Managing Member and owns controlling interest, 1,610,000 shares held by TKY Holdings LLC, a State of Washington limited liability company formed in February 1998 of which Terrence K. Picken is Managing Member and owns controlling interest, and 2,236,000 shares held by Coast Northwest Management LLC, a State of Washington limited liability company formed in February 1998 of which Terrence K. Picken is a co-Managing Member and owns a 50% interest.

(c) International Internet Petroleum & Tire Distributors Corp. ("IIPT") was a wholly-owned subsidiary of the Company which was formed in March 1999 and the shares of which were distributed to the shareholders of Saratoga in a spin-off transaction effective March 19, 1999. Patrick F. Charles is President, CEO and a Director of IIPT and beneficially owns 24.7% of IIPT's outstanding common stock. Terrence K. Picken is Executive Vice-President and Director of IIPT and beneficially owns 23.2% of IIPT's outstanding common stock.

Item 5  Directors, Executive Officers, Promoters, and Control Persons

This table describes Saratoga's current Directors and Executive Officers.

                  NAME                       AGE                TITLE
Patrick F. Charles                           58      President, Chief Executive
                                                        Officer and Director

                                             61       Executive Vice-President,
Tom Morsey                                   52      President, Saratoga Telecom
Samuel H. Eisenberg                          54               Director
Harold Peter Capozzi                         74               Director

Patrick F. Charles has been Saratoga's Chief Executive Officer and Chairman of the Board of Directors since the inception of Saratoga . Mr. Charles is also a founder, President and Chief Executive Officer of Coast Northwest Inc., a privately owned Washington Corporation, since its inception in 1981. Coast Northwest Inc. provides financial and management consulting services to various clients. Mr. Charles has also served as National Director of Legislative consulting services for PriceWaterhouseCoopers, an international accounting firm. Mr. Charles also currently serves as a Director for Absolute Future Tech. Inc. ("AFTI"), a publicly traded company listed on the OTC Bulletin Board. AFTI is a temporary employment service and Internet resume service specializing in providing skilled professionals to the high-tech industry. Mr. Charles holds a Bachelor of Science degree in marketing from Seattle University and an MBA from the University of Arizona.

Terrence K. Picken has served Saratoga as Executive Vice-President and Director since its inception. Mr. Picken is also Executive Vice President and Director of Coast Northwest Inc. since 1992. Coast Northwest Inc. is a privately owned company which provides business management and financial consulting services to various clients. Mr. Picken was also a general partner with PriceWaterhouseCoopers, an international accounting firm. Mr. Picken has over 20 years of international accounting experience and was licensed as a CPA in California and Washington as well as a Chartered Accountant in Canada. He graduated with a Chartered Accountant degree from the University of Manitoba, Canada.

Tom Morsey was appointed a Director of Saratoga and has served as President of Saratoga Telecom Corp., a wholly-owned subsidiary of the Company, since June 1999. Mr. Morsey previously was President of Internet Interview Inc. which he co-founded in 1997 and from which the Company acquired the telecom operational right in June 1999. In 1989, Mr. Morsey founded Telecommunications Consulting Institute Inc. ("Telecon Inc.") which he managed and operated for over 5 years. Telecon Inc. was a reseller of AT & T and Sprint telephone calling services and prior to its sale to Telenational Communications Inc. of Omaha Nebraska, had over 968 representatives nationwide offering innovative calling programs developed by Telecon Inc.

Samuel H. Eisenberg has served as a Director of Saratoga since its inception. Mr. Eisenberg is Senior Vice-President of Portfolio Investment Strategies Corporation based in New York which specializes in private investment banking. He has served in such capacity for over 5 years.

Harold P. Capozzi has been a Director of Saratoga, formerly known as Knightsbridge Corporation, since February 1997 and was President, Chairman and CEO of Knightsbridge from June 1997 to July 1998, the date of Knightsbridge's merger with Saratoga. Mr. Capozzi is manager of his own investment portfolio and is an independent business advisory consultant. For ten years, 1990 - 1999, he served as a Director of PLC Medical Systems Inc., a publicly traded Company listed on the American Stock Exchange and was an officer and Director of Richland Mines Inc., (VSE), and Dynamic Associates, (NASDAQ). He is currently a Director and Officer of Ceasar's Explorations Inc., and Blackwater Ltd., (CVE). Mr. Capozzi holds a Bachelor of Science Degree and a Bachelor of Commerce Degree, with First Class Honors from the University of British Columbia, and a Teaching Degree from the University of Italy.

The Directors serve in their positions until the next annual meeting of stockholders or until the Directors' successors have been elected and qualified. The executive officers are appointed by the Board of Directors and serve at the discretion of the Board.

Item 6.  Executive Compensation

The following tables set forth the compensation paid by Saratoga to the named executive officers for the periods indicated:

                           SUMMARY COMPENSATION TABLE

                  Annual Compensation         Long-Term Compensation

                                          Awards               Payouts
                                          --------------------------------------
                                                  Securities (5)
                                 Other  (1)(3)(4)   Under-
Name and                        annual  Restricted  lying          All other
Principal                       Compen-   Stock    Options/  LTIP   Compen-
Position   Year  Salary  Bonus  sation    Award      SARs   Payouts sation
                   ($)    ($)     ($)      ($)        (#)     ($)      ($)
   (a)      (b)    (c)    (d)     (e)      (f)        (g)     (h)      (i)

Patrick F.10/31/98  93,331 0       0        0         0       0       0
Charles   10/31/99 125,665 0       0   20,458   500,000       0       0
Chief
 Executive
 Officer
 and
 Director

Terrence  10/31/98  93,331   0      0       0         0       0       0
K. Picken 10/31/99 125,665   0      0  20,458   500,000       0       0
Executive
 Vice-
 President
 and
 Director

Thomas S. 10/31/98       0   0      0       0         0       0       0
Morsey    10/31/99  24,250   0      0       0   250,000       0       0
President
 of wholly-
 owned
 subsidiary,
 Saratoga
 Telecom
 Corp. and
 Director

(1)  The restricted stock award amounts reported in column (f) above for Patrick
     F. Charles and Terrence K. Picken represent a 20% discount from market price on restricted common shares used to partially pay for salary included in column (c) above.
(2) Thomas S. Morsey joined Saratoga Telecom Corp as its President in June 1999. He was previously co-founder and President of Internet Interview, Inc. from which Saratoga acquired the telecom operational right in June 1999.
(3) Dividends would be paid on restricted common stock shares if dividends are declared and paid on the common stock of Saratoga in accordance with the Articles of Incorporation, as amended.

(4) The number and market value of aggregate restricted stock holdings of Patrick F. Charles and Terrence K. Picken held at October 31, 1999 were 7,710,752 shares and $1,079,505 for Mr. Charles and 7,190,752 shares and $1,006,705 for Mr. Picken.
(5) The stock options listed in column (g) above were all exercisable at date of grant.


OPTION/SAR GRANTS IN LAST FISCAL YEAR

                               (Individual Grants)

                          Percent
                             of

                           Total
                          Options/

                Number     SARs
                  of      Granted

             Securities     to      Exercise              Market
             Underlying   Employees  Or Base             Price on

            Options/SARs  in Fiscal  Price   Expiration   Date of
   Name      Granted (#)    Year     ($/Sh)     Date       Grant
    (a)        (b)           (c)       (d)      (e)         (f)
------------------------------------------------------------------

Patrick F.    500,000       39.2%     $0.20   9/17/04
 Charles
Chief
 Executive
 Officer and
 Director

Terrence K.   500,000       39.2%     $0.20   9/17/04
 Picken
Executive
 Vice President
 and Director

Thomas S.     250,000        19.6%    $0.10   6/16/04      $0.14
 Morsey
 President of
 Wholly-owned
 Subsidiary,
 Saratoga
 Telecom Corp.
 and Director

Effective October 1, 1999, Saratoga signed Corporate Officer Employment Agreements (the "Agreements") with Patrick F. Charles and Terrence K. Picken. All significant provisions of the Agreements are identical. The Agreements are for a three year term and provide basic salary of $150,000 in the first year, $175,000 in the second year and $200,000 in the final year. The Agreements also provide for incentive bonuses based on pre-tax operating cash flow. A bonus of 5.0% will be paid on the first $250,000; 4.0% on the next $250,000; 3.0% on the next $250,000; 2.0% on the next $250,000 and 1.0% on pre-tax operating cash flow amounts over $1,000,000. The Agreements also provide that at the discretion of the officer, monthly amounts over $10,000 or any amount not paid when due may be paid in common shares of Saratoga based on the closing bid price at the time the officer gives notice. In the event Saratoga issues restricted common shares under this provision, the officer is entitled to receive additional shares based on a factor of up to a 40% discount of the closing bid price at the time the officer gives notice.

For common stock issued in non-monetary transactions involving marketability discounts Saratoga's policy is to account for marketability discounts in accordance with guidelines provided by published empirical studies and financial research on marketability discounts.

The Agreements provide that Patrick F. Charles and Terrence K. Picken may not be terminated for any reason unless Saratoga offers in writing to purchase all of their shares directly or beneficially owned at market price, as defined in the Agreements; pays in cash all amounts owing to the officer and; pays in cash an amount for a buy-out of the remainder of the Agreement at the rate of 50% of the regular salary.

The Agreements also require Saratoga to provide and pay for $1,000,000 and $500,000 life insurance on the lives of Patrick F. Charles and Terrence K. Picken, respectively, to be paid to their estates. In addition, the Agreements require Saratoga to provide death and disability benefits to Patrick F. Charles and Terrence K. Picken or their estates equivalent to six (6) months pay at the time of the death or disability. Saratoga is also required to pay an automobile allowance of $750 per month each plus automobile operating expenses. Saratoga has paid term life insurance premiums for the benefit of Patrick F. Charles and Terrence K. Picken in the annual amounts of $1,915 and $1,265 respectively.

In June 1999, Saratoga Telecom Corp entered into a three year Employment Agreement with Thomas S. Morsey as part of the Agreement for Sale and Purchase of Telecom Business Assets between Saratoga Telecom Corp and Internet Interview, Inc. The Employment Agreement provides a base salary of $5,000 per month, an incentive bonus to be determined by the Board of Directors, stock options to purchase up to 250,000 shares of the Company's common stock at $.10 per share, immediately exercisable with a term of five (5) years and a $500 per month auto allowance. Mr. Morsey, in June, 1999, received Warrants to purchase up to 500,000 shares of the Company's common stock at $0.10 per share, in connection with Saratoga's acquisition of operational rights to develop an Internet telecom technology from Internet Interview, Inc., of which Mr. Morsey was the former President and minority stockholder. The Warrants are exercisable at any time and expire June 15, 2004. None of the warrants have been exercised at this time.

Stock Options

During October 1998, Saratoga approved a Qualified and Non-Qualified Stock Option Plan ("the Plan"). A total of 8,000,000 shares are available for future grants to directors, officers, employees and consultants who are in a position to make significant contributions to the success of Saratoga.

The exercise price of each option will be determined by Saratoga's board of directors, in its discretion, at the time of grant. The vesting period and the expiration date shall not exceed ten years. Under the 1998 option plan, incentive stock options that become exercisable in any fiscal year may not exceed the fair market value of $100,000 as determined at the time the options are granted. No options granted, to officers and directors under the Plan have been exercised as of the date of this filing except for options on 250,000 shares exercised in January, 2000 by Harold A. Capozzi, one of Saratoga's non-employee directors..

Compensation of Directors

Beginning in fiscal year ended October 31, 1999, non-employee directors are paid $300 per Board of Directors meeting. The two outside directors were paid $2,100 each for the year ended October 31, 1999 and in April, 1999 each was granted options to purchase up to 250,000 shares of the Company's common stock at $0.10 per share under Saratoga's Stock Option Plan. Such options expire within five years from date of grant. There currently are no standard arrangements whereby Saratoga's directors are compensated for committee participation or special assignments.

Item 7 Certain Relationships and Related Transactions

Coast Northwest Inc. provided substantially all of Saratoga's corporate administrative services since inception of Saratoga's development stage activities for which Saratoga paid to Coast Northwest Inc. $96,373 for the year ended October 31, 1999 and $73,600 for the period from inception of development stage, activity December 1997, to October 31, 1998. At October 31, 1999 and October 31, 1998 Saratoga owed an additional $1,127 and $10,100 respectively to Coast Northwest Inc. for administrative support services. Saratoga's President, Patrick F. Charles and Executive Vice-President, Terrence K. Picken, collectively own controlling interest in Coast Northwest Inc.

Item 8 Description of Securities

Saratoga has two classes of securities authorized, consisting of 200,000,000 shares of common stock with a par value of $.001 per share and 50,000,000 shares of preferred stock with a par value of $.001 per share.

o        Common Stock

     Saratoga has authorized 200,000,000 shares of common stock with a par value of $0.001 per share. The holders of common stock are entitled to one vote per share on 17 all matters to be voted on by shareholders and do not have cumulative voting rights. The shares of common stock have no pre-emptive, subscription, conversion or redemption rights and may be issued only as fully paid and non assessable shares. In the event of liquidation, dissolution or winding up of the company, the holders of the common stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class or series of stock having preference over the common stock. Holders of the common stock are entitled to share pro rata in dividends and distributions with respect to the common stock, as may be declared by the Board of Directors out of funds legally available subject to a restriction that dividends on the common stock may not be paid until dividends on Saratoga's issued cumulative Series A Convertible Redeemable Preferred Stock have been paid.

                                     PART II

Item 1 Market Price and Dividends on Saratoga's common equity and other stockholder matters

Saratoga's common stock has traded on the OTC Bulletin Board since its merger with Knightsbridge, July, 1998. Prior to the merger, Knightsbridge had commenced trading on the OTC Bulletin Board in May, 1998 under the trading symbol KBDG. At the time of the merger, the trading symbol was changed to WOTD. It was again changed to SHCC in March 1999. The high and low sales prices for each quarter from May 1998 to January 31, 2000 were as follows:

Quarter Ended                        High              Low

July 31, 1998                       $0.500           $0.156
October 31, 1998                    $0.500           $0.130

January 31, 1999                    $0.220           $0.025
April 30, 1999                      $0.290           $0.020
July 31, 1999                       $0.220           $0.100
October 31, 1999                    $0.215           $0.120

January 31, 2000                    $0.328           $0.080

Quotations  for Saratoga's  common stock reflect  inter-dealer  prices,  without
retail  markups,   markdowns  or  commissions  and  may  not  represent   actual
transactions.

Saratoga has approximately 282 holders of its common stock.

No dividends have been declared on Saratoga's common stock. Holders of the common stock are entitled to share pro rata in dividends and distributions with respect to the common stock, as may be declared by the Board of Directors out of funds legally available subject to a restriction that dividends on the common stock may not be paid until dividends on the cumulative Series A Convertible Redeemable Preferred Stock have been paid.

Item 2 Legal Proceedings

Saratoga is not a party to any pending legal proceedings.

Item 3 Changes in and Disagreements with Accountants

There have not been any changes in or disagreements with Accountants.

Item 4 Recent Sales of Unregistered Securities

Prior to the merger with Knightsbridge, Saratoga, then named Western Oil & Tire Distributors Inc. issued 6,000,000 shares of its common stock at $0.0001 par value per share principally to its founding stockholders and to others for services pursuant to Section 4 (2) of the Securities Act of 1933.

In accordance with an Agreement and Plan of Merger ("Merger") effective July 28, 1998, the 6,000,000 common shares of Western were exchanged for 12,000,000 shares of Knightsbridge common stock recorded at $0.001 per share par value, 11,577,000 of which were restricted and newly issued from Knightsbridge treasury and 423,000 of which were delivered by certain stockholders of Knightsbridge. 950,000 shares of restricted common stock recorded at $0.001 par value were newly issued as finder's fees under the Merger Agreement. The shares issued under the Merger Agreement were issued without registration pursuant to an exemption from registration under Section 4 (2) of the Securities Act of 1933.

In July 1998, Saratoga issued $150,000 principal amount of a 9% Series A Subordinated Convertible Redeemable Debenture due July 24, 1999 to an accredited investor in a private placement. The Series A Debenture and the shares of common stock into which it was converted were exempt from registration in reliance on Rule 504 of Regulation D of the Securities Act of 1933. The Series A Debenture was convertible into common stock at a conversion price equal to 72.5% of the average closing bid price of the common stock for the five (5) trading days immediately preceding the date of receipt of the conversion notice. The Series A Debenture plus interest thereon of $8,414 was converted to 6,345,908 shares of common stock between October 1998 and April 1999 at an average price of approximately $.025 per share. At the time of the sale of the Series A Debenture, Saratoga recorded $56,897 of additional paid-in capital representing the beneficial conversion feature value of the discount. This amount was charged to interest expense over the expected conversion period.

In November 1998 through January 1999 Saratoga issued 850,000 shares of common stock valued at a total of $50,071 for an average price of $.059 per share to J.B. Marc and Associates for financial advisory and corporate public relations services. Such shares were issued without registration in reliance on Rule 504 of Regulation D of the Securities Act of 1933.

In December 1998, Saratoga issued $15,000 principal amount of a Subordinated Convertible Redeemable Debenture due December, 1999 to Coast Northwest
Management LLC ("Coast LLC Debenture") a limited liability company owned by Patrick F. Charles and Terrence K. Picken, officers, directors and controlling shareholders of the Company in a private placement as payment of a loan to Saratoga. The Coast LLC Debenture and the shares of common stock into which it was converted were exempt from registration in reliance on Rule 504 of Regulation D of the Securities Act of 1933. The Coast LLC Debenture was convertible into common stock at a conversion price equal to 72.5% of the average closing bid price of the common stock for the five (5) trading days immediately preceding the date of receipt of the conversion notice. The Coast LLC Debenture was converted to 300,000 shares of common stock on December 18, 1998 at a price of approximately $.05 per share. At the time of the sale of the Coast LLC Debenture, Saratoga recorded $5,690 of additional paid-in capital representing the beneficial conversion feature value of the discount. This amount was charged to interest expense over the expected conversion period.

On January 7, 1999 Saratoga issued 3,600,000 shares of common stock for $90,000 cash to two non-U.S. resident investors, unrelated third parties, in an arms length transaction. The shares were sold at an average of $.025 per share. The purchase price per share of the transaction was significantly discounted from the reported trade price of the shares due to a lack of trading volume and sufficient history to determine per share market value. Such shares were issued without registration in reliance on Rule 504 of Regulation D of the Securities Act of 1933.

In January 1999 Saratoga issued $30,000 principal amount of a Subordinated Convertible Redeemable Debenture due January 2000 to Coast Northwest Management LLC ("Coast LLC Debenture 2") a limited liability company owned by Patrick F. Charles and Terrence K. Picken, officers, directors and major shareholders of Saratoga in a private placement as payment of a loan to Saratoga. The Coast LLC Debenture 2 and the shares of common stock into which it was converted were exempt from registration in reliance on Rule 504 of Regulation D of the Securities Act of 1933. The Coast LLC Debenture 2 was convertible into common stock at a conversion price equal to 72.5% of the average closing bid price of the common stock for the five (5) trading days immediately preceding the date of receipt of the conversion notice. $29,000 of the Coast LLC Debenture 2 was converted to 1,250,000 shares of common stock on January 21, 1999 at a price of approximately $.023 per share. The remaining $1,000 of the Coast LLC Debenture 2 was forgiven. At the time of the sale of the Coast LLC Debenture 2, Saratoga recorded $11,380 of additional paid-in capital representing the beneficial conversion feature value of the discount. This amount was charged to interest expense over the expected conversion period.

In January 1999 Saratoga issued $15,000 of principal amount of Subordinated Convertible Redeemable Debentures due January 2000 to each of Patrick F. Charles and Terrence K. Picken, officers, directors and major shareholders of Saratoga in a private placement for a total of $30,000 in payment of services provided to Saratoga. The Debentures and the shares of common stock into which they were converted were exempt from registration in reliance on rule 504 of Regulation D of the Securities Act of 1933. The Debentures were convertible into common stock at a conversion price equal to 72.5% of the average closing bid price of the common stock for the five (5) trading days immediately preceding the date of receipt of the conversion notice. $14,500 of each Debenture totaling $29,000 was converted into a total of 1,250,000 shares of common stock on January 21, 1999 at a price of approximately $.023 per share. The remaining $1,000 of the Debentures was forgiven. At the time of the sale of the Debentures, Saratoga recorded $11,380 of additional paid-in capital representing the beneficial conversion feature value of the discount. This amount was charged to interest expense over the expected conversion period.

On February 11, 1999 Saratoga issued 2,250,000 shares of common stock valued at $.016 per share to Patrick F. Charles, an officer, director and a controlling shareholder of Saratoga as partial payment for management services provided to Saratoga . These shares were issued at a 20% discount from the closing market price at the date of issuance. Such shares were issued without registration pursuant to an exemption from registration under Section 4 (2) of the Securities Act of 1933.

On February 11, 1999 Saratoga issued 2,250,000 shares of common stock valued at $.016 per share to Terrence K. Picken an officer, director and major shareholder of Saratoga as partial payment for management services provided to Saratoga. These shares were issued at a 20% discount from the closing market price on the date of issuance. Such shares were issued without registration pursuant to an exemption from registration under Section 4 (2) of the Securities Act of 1933.

On February 11, 1999 Saratoga issued 25,000 shares of common stock valued at $.016 per share to a limited liability corporation controlled by Patrick F.
Charles an Officer, Director and major shareholder of Saratoga as payment for management services. These shares were issued at a 20% discount from the closing market price on the date of issuance. Such shares were issued without registration pursuant to an exemption from registration under Section 4 (2) of the Securities Act of 1933.

On February 11, 1999 Saratoga issued 50,000 restricted shares of common stock valued at $.016 per share to a non-U.S. resident for merger and acquisition consulting services. These shares were issued at a 20% discount from the closing market price on the date of issuance. Such shares were issued without registration pursuant to an exemption from registration under Section 4 (2) of the Securities Act of 1933.

On February 11, 1999 Saratoga issued 500,000 shares of common stock valued at $.02 per share to Prime Ventures Corporation as payment of a fee to extend payments under a consulting agreement. Such shares were issued without registration in reliance on rule 504 of Regulation D of the Securities Act of 1933.

On February 11, 1999 Saratoga issued 100,000 shares of common stock valued at $.02 per share to Portfolio Investment Strategies Corp for merger and acquisition consulting services. Such shares were issued without registration in reliance on Rule 504 of Regulation D of the Securities Act of 1933.

On February 18, 1999 Saratoga issued 500,000 shares of common stock valued at $.023 per share as payment to PMR and Associates for corporate public relations services. Such shares were issued without registration in reliance on Rule 504 of Regulation D of the Securities Act of 1933.

Pursuant to a February 18, 1999 corporate public relations service agreement entered into between PMR and Associates and Saratoga including amendments thereto. PMR, in October, 1999 exercised its right to purchase 1,700,000 shares of Saratoga common stock under warrants granted to PMR under the agreement at a price of approximately $.029 per share. Such shares were issued without registration pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933.

On February 18, 1999 Saratoga issued 95,000 shares of common stock valued at an average price of $.023 per share to (4) four individuals under arrangements whereby they provided administrative services to Saratoga. Such shares were issued without registration in reliance on rule 504 of Regulation D or Section 4
(2) of the Securities Act of 1933.

On March 17, 1999 Saratoga issued 50,000 restricted shares of common stock valued at $.03 per share to an independent consultant who provided merger and acquisition services to Saratoga. These shares were issued at a 9.1% discount from the closing market price on the date of issuance. Such shares were issued without registration pursuant to an exemption from registration under Section 4
(2) of the Securities Act of 1933.

On March 17, 1999 Saratoga issued 250,000 shares of common stock valued at $.03 per share to Commonwealth Partners for merger and acquisition consulting services. These shares were issued at a 9.1% discount from the closing market price on the date of issuance. Such shares were issued without registration pursuant to an exemption from registration under Section 4 (2) of the Securities Act of 1933.

On March 19, 1999 Saratoga issued 5,000,000 shares of common stock valued at $.05 per share to International Internet Petroleum & Tire Distributors Corp ("IIPT") in connection with the spin-off transaction whereby the shares of IIPT were distributed to the stockholders of Saratoga as of March 19, 1999. These shares were issued at approximately a 20% discount from the closing market price on the date of issuance. Saratoga shares issued to IIPT were issued without registration pursuant to an exemption from registration under Section 4 (2) of the Securities Act of 1933. The issuance of these shares was accounted for as a stock dividend.

In March 1999, Saratoga issued $450,000 principal amount of a 9% Series B Subordinated Convertible Redeemable Debentures due March 30, 2000 to three accredited investors in a private placement. The Series B Debentures and the shares of common stock into which they were converted were exempt from registration in reliance on Rule 504 of Regulation D of the Securities Act of 1933. The Series B Debentures were convertible into common stock at a conversion price equal to 72.5% of the average closing bid price of the common stock for the five (5) trading days immediately preceding the date of receipt of the conversion notice. The Series B Debentures plus interest thereon of $2,857 were converted to 5,795,564 shares of common stock in May 1999 at an average price of approximately $.078 per share. At the time of the sale of the Series B Debentures, Saratoga recorded $170,691 of additional paid-in capital representing the beneficial conversion feature value of the discount. This amount was charged to interest expense over the expected conversion period.

On April 6, 1999 Saratoga issued 10,000 restricted shares of common stock valued at $.04 per share to an individual for services. Such shares were issued without registration pursuant to an exemption from registration under Section 4 (2) of the Securities Act of 1933.

On May 17, 1999 Saratoga issued 550,000 shares of common stock valued at approximately $.131 per share to PMR and Associates for corporate public relations services. These shares were issued at a 3.03% discount from the closing market price on the date of issuance. Such shares were issued without registration pursuant to an exemption from registration under Section 4 (2) of the Securities Act of 1933.

In May 1999 Saratoga issued 377,742 shares of its Series A Convertible Redeemable Preferred Stock in payment of a $377,742 Note Payable due March 3, 2003. These Series A Convertible Redeemable Preferred shares are convertible into common stock of Saratoga one-third after April 30, 2000, another one-third after April 30,2001, and a final one-third after April 30,2002. The conversion rate is $1.00 divided by the average closing price for Saratoga's common stock for the five trading days immediately prior to the notice of conversion. Such preferred shares were issued without registration pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933.

In June 1999, Saratoga issued $150,000 principal amount of a 9% Series C Subordinated Convertible Redeemable Debenture due June 11, 2001 to a corporation in a private placement. The Series C Debenture and the shares of common stock into which it was converted were exempt from registration in reliance on Rule 504 of Regulation D of the Securities Act of 1933. The Series C Debenture was convertible into common stock at a conversion price equal to 72.5% of the average closing bid price of the common stock for the five (5) trading days immediately preceding the date of receipt of the conversion notice. The Series C Debenture plus interest thereon of $97 was converted to 1,548,158 shares of common stock in June 1999 at an average price of approximately $.097 per share. At the time of the sale of the Series C Debenture, Saratoga recorded $ 56,897 of additional paid-in capital representing the beneficial conversion feature value of the discount. This amount was charged to interest expense over the expected conversion period.

On June 16, 1999 Saratoga issued 150,000 shares of common stock valued at $.112 per share to a corporation for services. These shares were issued at a 20% discount from the closing market price on the date of issuance. Such shares were issued without registration pursuant to an exemption from registration under
Section 4 (2) of the Securities Act of 1933.

On July 1, 1999, Saratoga issued 25,000 shares of common stock valued at $.136 per share to an individual for services. These shares were issued at a 20% discount from the closing market price on the date of issuance. Such shares were issued without registration pursuant to an exemption from registration under
Section 4 (2) of the Securities Act of 1933.

On July 22, 1999 Saratoga issued 220,000 shares of common stock to an individual for corporate public relations services. The agreed value of the shares was 85% of the average closing price of the common stock for the five (5) preceding trading days or $.149 per share. Such shares were issued without registration pursuant to an exemption from registration under Section 4 (2) of the Securities Act of 1933.

In July 1999, Saratoga issued $150,000 principal amount of a 2% Series D Subordinated Convertible Redeemable Debenture due July 30, 2001 to a company in a private placement. The Series D Debenture and the shares of common stock into which it was converted were exempt from registration in reliance on Rule 504 of Regulation D of the Securities Act of 1933. The Series D Debenture was convertible into common stock at a conversion price equal to 75% of the average closing bid price of the common stock for the five (5) trading days immediately preceding the date of receipt of the conversion notice. The Series D Debenture plus interest thereon of $1,275 was converted to 1,182,261 shares of common stock in August 1999 at an average price of approximately $.127 per share. At the time of the sale of the Series C Debenture, Saratoga recorded $50,000 of additional paid-in capital representing the beneficial conversion feature value of the discount. This amount was charged to interest expense over the expected conversion period.

On August 25, 1999 Saratoga issued 170,000 shares of common stock valued at $.15 per share to a corporation for corporate public relations services. Such shares were issued without registration pursuant to an exemption from registration under Section 4 (2) of the Securities Act of 1933.

On October 4, 1999 Saratoga issued 400,000 restricted shares of common stock valued at $.14 per share to Patrick F. Charles an officer, director and a controlling shareholder of Saratoga as reimbursement for consulting services paid by Mr. Charles on behalf of Saratoga. Such shares were issued without registration pursuant to an exemption from registration under Section 4 (2) of the Securities Act of 1933.

On October 4, 1999 Saratoga issued 29,762 restricted shares of common stock to each of Patrick F. Charles and Terrence K. Picken, officers, directors and controlling shareholders of Saratoga. These shares were valued at $.112 per share and were partial payment of their salary in accordance with employment agreements between them and Saratoga. These shares were issued at a 20% discount from the closing market price on the date of issuance. Such shares were issued without registration pursuant to an exemption from registration under Section 4 (2) of the Securities Act of 1933.

In November, 1999, Saratoga issued 1,000,000 shares of common stock valued at $.06 per share as payment on a note payable to an unrelated third party. Such shares were issued without registration in reliance on Rule 504 of Regulation D of the Securities Act of 1933.

In December, 1999, Saratoga issued 115,000 shares of common stock valued at $.09 per share to employees. Such shares were issued without registration pursuant to an exemption form registration under Section 4(2) of the Securities Act of 1933.

In January, 2000, Saratoga issued $160,000 principal amount of a 2% Series E Subordinated Convertible Redeemable Debenture due January 20, 2001 to a non-related company in a private placement. The Series E Debenture and the shares of common stock into which it was converted were exempt form registration in reliance on Rule 504 of Regulation D of the Securities Act of 1933. The Series E Debenture was convertible into common stock at a conversion price equal to 72.5% of the average closing bid price of the common stock for the five (5) trading days immediately preceding the date of receipt of the conversion notice. The E Debenture was converted to 1,244,719 shares of common stock in January, 2000 at an average price of approximately $.129 per share. At the time of the sale of the Series E Debenture, Saratoga recorded $60,690 of additional paid-in capital representing the beneficial conversion feature value of the discount. This amount was charged to interest expense over the expected conversion period.

In January, 2000, Saratoga issued 250,000 shares of common stock valued at $.10 per share to a Director upon exercise of a stock option granted to the Director. Such shares were issued without registration pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933.

In January, 2000, Saratoga issued 30,000 shares of common stock valued at $.20 per share to employees. Such shares were issued without registration pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933.

Saratoga believed that each of the foregoing persons or entities to whom shares of common stock were issued were either "accredited investors" or "sophisticated investors" as defined in the Securities Act of 1933. Each had access to all material information regarding Saratoga, its business and financial condition prior to the offer and sale of the securities in question.

Saratoga took into consideration a number of factors in determining the price per share of its common stock in the described transactions. These consisted of
(1) the "restricted"
nature of the securities  (except for those transactions under Regulation D Rule
504); (2) the limited market for Saratoga's common stock on the OTC Bulletin Board; (3) the low book value per share; and (4) Saratoga's history of limited revenues.

For common stock issued in non-monetary transactions involving marketability discounts Saratoga's policy is to account for marketability discounts in accordance with guidelines provided by published empirical studies and financial research on marketability discounts.

Item 5 Indemnification of Officer and Directors

Section 78.751 (1) of the Nevada Revised Statutes ("NRS") authorizes a Nevada corporation to indemnify any director, officer, employee or corporate agent "who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation" due to his or her corporate role. Section 78.751 (1) extends this protection "against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful."

Section 78.751 (2) of the NRS also authorizes indemnification of the reasonable defense or settlement expenses of a corporate director, officer, employee or agent who is sued, or is threatened with a suit, by or in the right of the corporation. The party must have been acting in good faith and with the reasonable belief that his or her actions were not opposed to the corporation's best interests. Unless the court rules that the party is reasonably entitled to indemnification, the party seeking indemnification must not have been found liable to the corporation.

To the extent that a corporate director, officer, employee, or agent is successful on the merits or otherwise in defending any action or proceeding referred to in Section 789.751 (1) or 78.751 (2), Section 78.751 (3) of the NRS requires that he be indemnified "against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the defense."

Section 78.751 (4) of the NRS limits indemnification under Sections 78.751 (1) and 78.751 (2) to situations in which either (1) the stockholders (2) the majority of a disinterested quorum of directors, or (3) independent legal counsel determine that indemnification is proper under the circumstances.

Pursuant to Section 78.751 (5) of the NRS, the corporation may advance an officer's or director's expenses incurred in defending any action or proceeding upon receipt of an undertaking. Section 78.751 (6) (a) provides that the rights to indemnification and advancement of expenses shall not be deemed exclusive of any other rights under any bylaw, agreement, stockholder vote or vote of disinterested directors.
Section 78.751 (6) (b) extends the rights to indemnification and advancement of expenses to former directors, officers, employees and agents, as well as their heirs, executors, and administrators.

Regardless of whether a director, officer, employee or agent has the right to indemnity, Section 78.752 allows the corporation to purchase and maintain insurance on his behalf against liability resulting from his or her corporate role.

Article II of the Company's Articles of Incorporation provides that any person serving as a Director or Officer is to be indemnified and held harmless to the fullest extent legally permissible under the General Corporate Law of the State of Nevada.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated:  May 26, 2000.

                                    SARATOGA INTERNATIONAL HOLDINGS CORP.

                                    By: /s/ Patrick F. Charles

                                    ------------------------------------------
                                    Patrick. F. Charles
                                    CEO, President and Director

                                    PART F/S
              SARATOGA INTERNATIONAL HOLDINGS CORP. AND SUBSIDIARY
                          (A Development Stage Company)
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                 Page



Independent Auditor's Report                                      F-3
Consolidated Balance Sheets as of October 31, 1999                F-4
and January 31, 2000 (unaudited)

Consolidated Statements of Operations for the three
months ended January31, 1999 and 2000 (unaudited) and for
the year ended October 31, 1999 and from December 1, 1997
(inception) through October 31, 1998 and the
cumulative period during the development stage from
December 1, 1997 (inception) through January 31, 2000             F-5
(unaudited)

Consolidated Statement of Changes in Shareholders'
Equity (Deficiency) from December 1, 1997 (inception) through
October 31, 1998, for the year ended October 31,
1999 and the three months ended January
31, 2000 (unaudited)                                              F-6

Consolidated Statements of Cash Flows for the
three months ended January 31, 1999 and 2000, (unaudited)
for the year ended October 31, 1999 and from December
1, 1997 (inception) through October 31, 1998 and the
cumulative period during the development stage from
December 1, 1997 (inception) through January 31, 2000
(unaudited)                                                       F-7

Notes to Consolidated Financial Statements                     F-8 - F-26

                            VIRTUAL MEDIA GROUP INC.

                          INDEX TO FINANCIAL STATEMENTS

                                                                 Page



Auditor's Report                                                 F-27

Balance Sheet as of October 31, 1999 and January 31, 2000
(Unaudited)                                                      F-28

Statements of Loss and Deficit for the year ended October
31, 1999 and for the three months ended January 31, 1999
and 2000 (Unaudited)                                             F-29

Statements of Cash Flow for the year ended October
31, 1999 and for the three months ended January 31,
1999 and 2000 (Unaudited)                                        F-30

Notes to Financial Statements                                F-31 - F-33

                               UNAUDITED PRO FORMA
                    CONDENSED COMBINED FINANCIAL STATEMENTS

Introduction                                                     F-34

Unaudited  Pro Forma  Condensed  Combined  Balance
Sheet as of January 31, 2000                                     F-35

Unaudited Pro Forma  Condensed  Combined  Statement of
Operations  for the year ended  October 31, 1999                 F-36

Unaudited  Pro Forma  Condensed  Combined  Statement of
Operations  for the three  months  ended  January  31,  2000     F-37

Notes to Unaudited Pro Forma Condensed Combined Financial
Statements                                                    F-38 - F-40

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders of Saratoga International Holdings Corp. and Subsidiary
Kirkland, Washington

We have audited the accompanying consolidated balance sheet of Saratoga International Holdings Corp. and Subsidiary, (A Development Stage Company) as of October 31, 1999, and the related consolidated statements of operations, shareholders' equity (deficiency) and cash flows for the year ended October 31, 1999 and for the period December 1, 1997 (inception) through October 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Saratoga International Holdings Corp. and Subsidiary (A Development Stage Company) as of October 31, 1999, and the results of their operations and their cash flows for the year ended October 31, 1999 and for the period December 1, 1997 (inception) through October 31, 1998, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(a), to the consolidated financial statements the Company is in the development stage, has incurred net losses since inception and expects to incur net losses for the foreseeable future. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are described in note 2(a). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                  /s/ Feldman Sherb Horowitz & Co., P.C.

                  Feldman Sherb Horowitz & Co., P.C.
                  Certified Public Accountants

New York, New York
January 7, 2000


                         SARATOGA INTERNATIONAL HOLDINGS CORP. AND SUBSIDIARY

                                      (A Development Stage Company)

                                       CONSOLIDATED BALANCE SHEETS

                                                                             January 31,

ASSETS                                                                          2000        October 31,
                                                                             (Unaudited)       1999
                                                                            -------------  -------------
CURRENT ASSETS:

   Cash                                                                     $     72,811   $    241,589
   Accounts receivable                                                            10,671              -
   Deferred PIN costs                                                             23,890              -
   Deferred financing cost                                                        11,300         35,475
   Prepaid expense and other current assets                                       54,653         72,249
                                                                            -------------  -------------
      TOTAL CURRENT ASSETS                                                       173,325        349,313

PROPERTY AND EQUIPMENT - at cost, net                                             30,842         10,752

INTANGIBLE ASSET, net                                                             68,950         81,733
                                                                            -------------  -------------

                                                                            $    273,117   $    441,798
                                                                            =============  =============


LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:

   Note payable                                                             $     98,163   $    200,000
   Loans payable - shareholders and officers                                      75,000         31,789
   Accrued expenses and other current liabilities                                113,105         58,432
                                                                            -------------  -------------
      TOTAL CURRENT LIABILITIES                                                  286,268        290,221

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY (DEFICIT):

   8% cumulative convertible redeemable preferred stock, $.001 par value, 50,000,000 authorized, 377,742 shares, issued and outstanding,

         liquidating preference of $1                                            377,742        377,742
   Common stock, par value $0.001, 200,000,000 authorized
      54,697,850 shares and 52,058,125, issued and outstanding                    54,698         52,058
   Additional paid in capital                                                  2,713,460      2,393,530
   Less:  Common stock subscriptions                                                   -        (25,000)
   Deficit accumulated during the development stage                           (3,159,051)    (2,646,753)
                                                                            -------------  -------------
      TOTAL SHAREHOLDERS' EQUITY (DEFICIT)                                       (13,151)       151,577
                                                                            -------------  -------------

                                                                            $    273,117   $    441,798
                                                                            =============  =============


               See notes to the consolidated financial statements


                                     SARATOGA INTERNATIONAL HOLDINGS CORP. AND SUBSIDIARY

                                                 (A Development Stage Company)

                                             CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                                                  Cumulative
                                                                                                                  During the

                                                                                                                 Development

                                                   Three           Three                            From            Stage
                                                   Months          Months                       December 1,      (December 1,
                                                   Ended           Ended           Year             1997           1997) to
                                                Janurary 31,    Janurary 31,       Ended       (inception) to    January 31,
                                                    1999            2000        October 31,     October 31,          2000
                                                (Unaudited)     (Unaudited)        1999             1998         (Unaudited)
                                               --------------  --------------  -------------  ----------------  --------------
NET SALES                                      $           -   $       6,671   $      2,660   $             -   $       9,331
COST OF SALES                                              -           4,798         23,810                 -          28,608
                                               --------------  --------------  -------------  ----------------  --------------
GROSS PROFIT (LOSS)                                        -           1,873        (21,150)                -         (19,277)

OPERATING EXPENSES

   General & admninistrative expenses                196,183         392,131      1,038,729           475,489       1,906,349
   Loss on impairment of investment                        -               -         50,000           255,500         305,500
                                               --------------  --------------  -------------  ----------------  --------------
      TOTAL OPERATING EXPENSES                       196,183         392,131      1,088,729           730,989       2,211,849
                                               --------------  --------------  -------------  ----------------  --------------
LOSS FROM OPERATIONS                                (196,183)       (390,258)    (1,109,879)         (730,989)     (2,231,126)
                                               --------------  --------------  -------------  ----------------  --------------

OTHER INCOME (EXPENSE):

   Write-off of terminated acquisition costs               -               -              -           (99,043)        (99,043)
   Expenses of reverse merger                              -               -              -           (78,816)        (78,816)
   Interest expense                                  (60,905)       (122,040)      (393,369)          (48,357)       (563,766)
   Forgiveness of note payable                             -               -         50,000                 -          50,000
   Other income                                            1               -          7,415             6,286          13,701
                                               --------------  --------------  -------------  ----------------  --------------
      NET OTHER EXPENSES                             (60,904)       (122,040)      (335,954)         (219,930)       (677,924)
                                               --------------  --------------  -------------  ----------------  --------------

NET LOSS                                            (257,087)       (512,298)    (1,445,833)         (950,919)     (2,909,050)
LESS:

   CUMULATIVE PREFERRED STOCK DIVIDEND                     -           7,555         15,110                 -          22,665
                                               --------------  --------------  -------------  ----------------  --------------

NET LOSS TO COMMON SHARES                      $    (257,087)  $    (519,853)  $ (1,460,943)  $      (950,919)  $  (2,931,715)
                                               ==============  ==============  =============  ================  ==============


LOSS PER COMMON SHARE, BASIC AND DILUTED       $       (0.01)  $       (0.01)  $      (0.04)  $         (0.05)  $       (0.09)
                                               ==============  ==============  =============  ================  ==============


WEIGHTED AVERAGE NUMBER OF COMMON

   SHARES OUTSTANDING, BASIC AND DILUTED          23,592,193      53,643,031     38,925,978        18,041,680      31,788,435
                                               ==============  ==============  =============  ================  ==============



               See notes to the consolidated financial statements


                            SARATOGA INTERNATIONAL HOLDINGS CORP. AND SUBSIDIARY

                                                  (A Development Stage Company)

                             CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

                                                                Common Stock                 Preferred Stock        Additional
                                                      -------------------------------   -------------------------     Paid-in

                                                           Shares           Amount        Shares        Amount        Capital
                                                      ----------------  --------------  -----------  -------------  ------------
 BALANCE, DECEMBER 1, 1997 (INCEPTION)                     12,217,400   $      12,217             -  $           -  $   185,261
 Reverse stock split 1-for-4                               (9,163,050)         (9,163)            -              -        9,163
 Issuance of common stock pursuant to reverse
    acquisition                                            11,577,000          11,577             -              -      (11,577)
 Issuance of common stock for services related

    to reverse acquisition                                    950,000             950             -              -         (950)
 Adjustment for beneficial conversion feature
    from issuance of a debenture                                    -               -             -              -       56,897
 Issuance of common stock from conversion
   of debenture                                                94,085              94             -              -       10,138
 Net loss                                                           -               -             -              -            -
                                                      ----------------  --------------  -----------  -------------  ------------
 BALANCE, OCTOBER 31, 1998                                 15,675,435          15,675             -              -      248,932
 Issuance of common stock for services                      8,504,524           8,505             -              -      362,943
 Issuance of common stock from conversion
   of debentures                                           17,578,166          17,578             -              -      957,833
 Adjustment for beneficial conversion feature
    from issuance of debentures                                     -               -             -              -      306,036
 Issuance of common stock for cash
    and stock subscriptions receivable                      5,300,000           5,300             -              -      134,700
 Issuance of common stock in connection
    with a spin-off of WOTD Project                         5,000,000           5,000             -              -      245,000
 Issuance of warrants for operational right                         -               -             -              -      102,166
 Issuance of options and warrants for services                      -               -             -              -       35,920
 Issuance of 8% cumulative convertible redeemable
    preferred stock                                                 -               -       377,742        377,742            -
 Net loss                                                           -               -             -              -            -
                                                      ----------------  --------------  -----------  -------------  ------------
 BALANCE, OCTOBER 31, 1999                                 52,058,125   $      52,058       377,742  $     377,742  $ 2,393,530

 The following is unaudited:

 Issuance of common stock for services                        145,000             145             -              -       16,735
 Issuance of common stock from conversion
    of debentures                                           1,244,719           1,245             -              -      158,755
 Adjustment for beneficial conversion feature
    from issuance of debentures                                     -               -             -              -       60,690
 Issuance of common stock for cash                          1,250,000           1,250             -              -       83,750
 Stock subscription received                                        -               -             -              -            -
 Net loss                                                           -               -             -              -            -
                                                      ----------------  --------------  -----------  -------------  ------------
 BALANCE, JANUARY 31, 2000                                 54,697,844   $      54,698       377,742  $     377,742  $ 2,713,460
                                                      ================  ==============  ===========  =============  ============


                                                                          Deficit
                                                          Common        Accumulated        Total

                                                           Stock        During the     Shareholders'
                                                       Subscriptions    Development       Equity

                                                        Receivable         Stage       (Deficiency)
                                                      ---------------  -------------  ---------------
 BALANCE, DECEMBER 1, 1997 (INCEPTION)                $            -   $          -   $      197,478
 Reverse stock split 1-for-4                                       -              -                -
 Issuance of common stock pursuant to reverse
    acquisition                                                    -              -                -
 Issuance of common stock for services related

    to reverse acquisition                                         -              -                -
 Adjustment for beneficial conversion feature
    from issuance of a debenture                                   -              -           56,897
 Issuance of common stock from conversion
   of debenture                                                    -              -           10,232
 Net loss                                                                  (950,920)        (950,920)
                                                      ---------------  -------------  ---------------
 BALANCE, OCTOBER 31, 1998                                         -       (950,920)        (686,313)
 Issuance of common stock for services                             -              -          371,448
 Issuance of common stock from conversion
   of debentures                                                   -              -          975,411
 Adjustment for beneficial conversion feature
    from issuance of debentures                                    -              -          306,036
 Issuance of common stock for cash
    and stock subscriptions receivable                       (25,000)             -          115,000
 Issuance of common stock in connection
    with a spin-off of WOTD Project                                -       (250,000)               -
 Issuance of warrants for operational right                        -              -          102,166
 Issuance of options and warrants for services                     -              -           35,920
 Issuance of 8% cumulative convertible redeemable
    preferred stock                                                -              -          377,742
 Net loss                                                          -     (1,445,833)      (1,445,833)
                                                      ---------------  -------------  ---------------
 BALANCE, OCTOBER 31, 1999                            $      (25,000)  $ (2,646,753)  $      151,577

 The following is unaudited:

 Issuance of common stock for services                             -              -           16,880
 Issuance of common stock from conversion
    of debentures                                                  -              -          160,000
 Adjustment for beneficial conversion feature
    from issuance of debentures                                    -              -           60,690
 Issuance of common stock for cash                                 -              -           85,000
 Stock subscription received                                  25,000              -           25,000
 Net loss                                                          -       (512,298)        (512,298)
                                                      ---------------  -------------  ---------------
 BALANCE, JANUARY 31, 2000                            $            -   $ (3,159,051)  $      (13,151)
                                                      ===============  =============  ===============


               See notes to the consolidated financial statements


                                     SARATOGA INTERNATIONAL HOLDINGS CORP. AND SUBSIDIARY

                                                 (A Development Stage Company)

                                             CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                                  Cumulative
                                                                                                                  During the
                                                                                                                  Development

                                                           Three         Three                        From           Stage
                                                           Months        Months                      Dec. 1,       (Dec. 1,
                                                           Ended         Ended          Year          1997         1997) to
                                                          Jan. 31,      Jan. 31,       Ended       (inception)     Jan. 31,
                                                            1999          2000        Oct. 31,     to Oct. 31,       2000
                                                        (Unaudited)   (Unaudited)       1999          1998        (Unaudited)
                                                        ------------  ------------  ------------  -------------  -------------
CASH FLOWS FROM OPERATING ACTIVITIES:

   Net loss                                             $  (257,087)  $  (512,298)  $(1,445,833)  $   (950,919)  $ (2,909,050)
   Adjustment to reconcile net loss to
      net cash used in operations:

         Loss on impairment of investments                        -             -        50,000        255,500        305,500
         Forgiveness of note payable                              -             -       (50,000)             -        (50,000)
         Issuance of options and warrants for services            -             -        35,920              -         35,920
         Issuance of common stock for service                50,071        16,880       371,448              -        388,328
         Depreciation                                             -         1,286             -              -          1,286
         Amortization                                             -        12,783       117,933         15,000        145,716
         Interest expense from
            beneficial conversion features                   49,785        60,690       341,597         21,336        423,623
         Interest expense from convertible debentures
            exchanged for common stock                          446             -        12,411            232         12,643
   Changes in assets and liabilities:
      Deferred financing cost                                     -        24,175       (35,475)             -        (11,300)
      Accounts Receivable                                         -       (10,671)            -              -        (10,671)
      Deferred PIN Cost                                           -       (23,890)            -              -        (23,890)
      Prepaid expense and other current assets                    -        17,596       (72,250)             -        (54,654)
      Accrued expenses and other current liabilities        (37,369)       54,673       (43,556)        92,978        104,095
                                                        ------------  ------------  ------------  -------------  -------------
NET CASH USED IN OPERATING ACTIVITIES                      (194,154)     (358,776)     (717,805)      (565,873)    (1,642,454)
                                                        ------------  ------------  ------------  -------------  -------------
CASH FLOWS FROM INVESTING ACTIVITIES:

   Capital expenditures                                           -       (21,376)      (10,752)             -        (32,128)
                                                        ------------  ------------  ------------  -------------  -------------
NET CASH USED IN INVESTING ACTIVITIES                             -       (21,376)      (10,752)             -        (32,128)
                                                        ------------  ------------  ------------  -------------  -------------
CASH FLOWS FROM FINANCING ACTIVITIES:

   Loans payable - shareholders and officers                 26,450        43,211       (59,778)        41,567         25,000
   Proceeds from notes payable                                    -             -       200,000              -        200,000
   Repayment of notes payable                                     -      (101,837)            -              -       (101,837)
   Proceeds from long term debt                              10,942             -             -        461,122        461,122
   Repayment of long term debt                                    -             -       (10,942)       (72,438)       (83,380)
   Proceeds from convertible debentures                      75,000       160,000       823,000        150,000      1,133,000
   Debt issue costs                                               -             -       (97,500)       (15,000)      (112,500)
   Proceeds from collection of
      stock subscription receivable                               -        25,000             -              -         25,000
   Proceeds from issuance of common stock                    90,000        85,000       115,000              -        200,000
                                                        ------------  ------------  ------------  -------------  -------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                   202,392       211,374       969,780        565,251      1,746,405
                                                        ------------  ------------  ------------  -------------  -------------
NET INCREASE IN CASH                                          8,238      (168,778)      241,223           (622)        71,823
CASH AT BEGINNING OF PERIOD                                     366       241,589           366            988            988
                                                        ------------  ------------  ------------  -------------  -------------
CASH AT END OF PERIOD                                   $     8,604   $    72,811   $   241,589   $        366   $     72,811
                                                        ============  ============  ============  =============  =============


Supplemental Disclosure of Cash Flow Information

Cash paid during the period:

   Interest                                             $         -   $         -   $    73,324   $     26,789   $    100,113
                                                        ============  ============  ============  =============  =============
   Income Taxes                                         $         -   $         -   $         -   $          -   $          -
                                                        ============  ============  ============  =============  =============

Supplemental Disclosure of Non-Cash Flow

Investing and Financing Activities

Issuance of common stock from reverse acquisition       $         -   $         -   $         -   $     12,527   $     12,527
                                                        ============  ============  ============  =============  =============
Issuance of common stock for

   stock subscription receivable                        $         -   $         -   $    25,000   $          -   $     25,000
                                                        ============  ============  ============  =============  =============
Issuance of common stock from

   conversion of debentures                             $    83,000   $   160,000   $   963,000   $     10,000   $  1,133,000
                                                        ============  ============  ============  =============  =============
Issuance of common stock in connection with

   a spin-off of Western                                $         -   $         -   $   250,000   $          -   $    250,000
                                                        ============  ============  ============  =============  =============
Issuance of 8% cumulative convertible redeemable

   preferred stock for notes payable                    $         -   $         -   $   377,742   $          -   $    377,742
                                                        ============  ============  ============  =============  =============



               See notes to the consolidated financial statements

              SARATOGA INTERNATIONAL HOLDINGS CORP. AND SUBSIDIARY

                          (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           (Information at January 31, 2000 and the three months ended
                    January 31, 1999 and 2000 are unaudited)

1.   ORGANIZATION AND HISTORY

The following summarizes the organizational history of Saratoga International Holdings Corp. and subsidiary (herein referred to as "Saratoga").

In December 1997, Saratoga began development stage activity under the corporate name Western Oil & Tire Distributors Inc. ("Western"), a privately owned company originally incorporated on June 1, 1993 in the State of Washington under the corporate name FCP Ltd. which had no operating activity until fiscal 1998. The corporate name was changed to Western in December 1997. Western's original business development plan, adopted in December, 1997, was to engage in the acquisition of retail and wholesale tire businesses and petroleum product distribution companies ("The WOTD Project")

In July 1998, the shareholders of Western exchanged all of their common shares for controlling interest in Knightsbridge Corporation a company originally incorporated on June 17, 1996 in the State of Nevada. Western was merged into Knightsbridge on July 28, 1998 and Knightsbridge changed its name to Western, the surviving corporation.

Since the former shareholders of Western owned a majority of the outstanding stock following its July, 1998, merger with Knightsbridge this exchange of shares has been accounted for as a reverse merger. Knightsbridge was a non-operating public shell with an investment in a private company that was recorded at approximately $306,000 and liabilities totaling approximately
$113,000 on the date of the reverse merger (See Note 10). Accordingly, the combination of the two companies is recorded as a recapitalization of shareholders' equity of Western pursuant to which Western is treated as the continuing entity for accounting purposes and the historical financial statements presented are those of Western. Pro-forma information has not been presented since the transaction was deemed a capital stock transaction rather than a business combination.

On March 24, 1999, the corporate name was changed from Western to Saratoga International Holdings Corp. and the operations of the company's petroleum and tire business was spun-off to the shareholders of Saratoga as of March 19, 1999 (See Note 3). Saratoga redirected its business development activity at the e-commerce industry.

In June 1999, Saratoga formed a wholly-owned subsidiary Saratoga Telecom Corp. through which it acquired an operational right from Internet Interview Inc. to develop a technology to market prepaid long distance telephone calling service via the Internet as a reseller for long distance suppliers servicing foreign based markets such as Central and South America.

Saratoga has been in the development stage since its inception in accordance with statement of Financial Accounting Standards No. 7.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a.   Basis of Presentation

         The accompanying financial statements have been prepared assuming that Saratoga will continue as a going concern. Saratoga, since its inception, December 1, 1997 through January 31, 2000 has incurred net losses of approximately $2,909,000 and has had negative cash flow from operations of approximately $1,664,000. These conditions raise substantial doubt about its ability to continue as a going concern. Management expects to incur additional losses for the foreseeable future and recognizes the need to raise capital to achieve their business plans. Saratoga has raised approximately $2,019,000 of operating capital since inception for its business development activities and plans to continue its efforts to raise additional operating capital through various financing methods including private placements of its equity securities. Funding of future operations is dependent on management's ability to raise additional capital. Saratoga's ability to continue as a going concern is dependent upon profitable operations and support from shareholders. Unless Saratoga can generate positive cash flow from operations and raise additional capital, the company may be unable to continue in existence. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should Saratoga be unable to continue in existence.

     b.   Principles of Consolidation

         The consolidated financial statements include the accounts of Saratoga and its Subsidiary, Saratoga Telecom Corp. All material intercompany transactions and balances have been eliminated.

     c.   Investments

         Investments are carried at cost except, where in the opinion of management, there has been a loss in value other than a temporary decline in which case the carrying value is reduced to its estimated value.

     d.   Intangible Asset

          The cost of the operational right acquired in June 1999 is being amortized on a straight-line basis over 2 years.

     e.   Income Taxes

          Saratoga utilizes the asset and liability method of accounting for income taxes as set forth in FASB Statement No. 109, "Accounting for Income Taxes." Under the asset and liability method, deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

     f.   Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

     g.   Fair Value of Financial Instruments

         Saratoga's financial instruments consist primarily of cash, accrued expenses, and loans payable which approximate fair value because of their short maturities. Saratoga's investments were estimated by management to have been impaired and as such have been written down from their original cost to their estimated fair value at October 31, 1999 (see Notes 3 and 10). Saratoga's note payable approximates the fair value of such instrument based upon management's best estimate of interest rates that would be available to Saratoga for a similar financial arrangement at October 31, 1999.

     h.   Stock Options

         Saratoga accounts for all transactions under which employees, officers and directors receive options to purchase shares of stock in Saratoga in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." In accordance with Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," Saratoga adopted the pro forma disclosure requirements of SFAS 123. Accordingly, no compensation has been recognized in the results of operations for the employees, officers and directors stock option plan other than for options issued to non-employees for consulting services, which are valued based on their fair market value.

     i.   Loss Per Share

          Saratoga has adopted the provisions of Financial Accounting Standards No. 128, "Earnings per share". This statement requires that Saratoga report basic and diluted earnings (loss) per share for all periods reported. Basic net income (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding for the period. For the year ended October 31, 1999, and the three months ended January 31, 2000, Saratoga added undeclared and not recorded cumulative Series A Convertible Preferred stock dividends of $15,110 and $7,555 respectively to the net loss in order to arrive at the net loss available to common shareholders in accordance with SFAS No. 128.

          Diluted net income (loss) per share is computed by dividing net income
          (loss) by the weighted average number of common shares outstanding for the period, adjusted for the dilutive effect of common stock equivalents, consisting of stock options and warrants at October 31, 1999.

          The weighted average shares outstanding for the period December 1, 1997 (inception) to the closing date of the reverse merger with Knightsbridge were the 11,577,000 shares issued to Western's shareholders. In addition, the 5,000,000 shares of common stock, from the stock dividend declared in March 1999 (see Note 3), was considered outstanding as of December 1, 1997 (inception) for purposes of computing the basic and diluted net loss per share for all periods presented. Subsequent to the merger and the stock dividend, the weighted average shares outstanding used to calculate the net loss per share was the actual number of shares outstanding of the surviving entity.

          For all periods presented, diluted net loss per share was the same as basic net loss per share since the inclusion of stock options and warrants would have been anti-dilutive.

     j.   Revenue Recognition.

          At the time a PIN is issued to a customer revenue from the sale of the virtual prepaid calling card is deferred, and such revenue is recognized as income based on customer usage over the life of the card. The cost of the virtual prepaid calling card is deferred at the time of purchase. The PIN costs include the cost of purchasing units of time from telecommunication vendors. Upon issuance of a PIN to a customer, the related cost is recognized as a cost of sale based on customer usage over the life of the card.

     k.   Property and Equipment.

          Property and equipment are recorded at cost. Depreciation is provided on a straight-line method based on the estimated useful lives of the respective assets. Property and equipment are being depreciated over three years. Maintenance, repairs and minor renewals are charged to operations as incurred. Upon the sale or retirement of property and equipment, the related costs and accumulated depreciation are eliminated from the accounts and gains or losses are reflected in operations.

          Software Development Costs. In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 is effective for all fiscal periods beginning after December 5, 1998. SOP 98-1 requires the capitalization of costs, including payroll costs, incurred in connection with the development or purchase of software for internal use. The adoption of SOP 98-1 does not have a material impact on the financial statements of the Company. Saratoga had no software development costs from December 1, 1997 (inception) through October 31, 1998. In the fiscal year ended October 31, 1999, $5,395 of these costs were capitalized and an additional $17,116 were capitalized in the three months ended January 31, 2000. These costs are now being amortized over a two year period.

     l.   Impairment of Long-Lived Assets.

          In the event that facts and circumstances indicate that an asset may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the assets carrying amount to determine if a write down to market is required. At October 31, 1999 the Company does not believe that any impairment of long-lived assets has occurred.

     m.   Interim Financial Statements

          The accompanying consolidated financial statements (unaudited) for the three months ended January 31, 1999 and 2000, have been prepared in accordance with generally accepted accounting principles for the interim financial information and, in the opinion of the Company, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation thereof.

     n.   Recent Accounting Pronouncement

          Saratoga does not currently hold any derivative instruments and has not held any derivative instruments since its inception and therefore is not impacted by SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" issued by the FASB in June 1998, effective for all fiscal periods beginning after June 15, 1999.

3.   SPIN OFF AND PURCHASE OF INTANGIBLE ASSET

     In March 1999, Saratoga formed International Internet Petroleum & Tire Distributors, Inc. ("International") as a wholly owned subsidiary incorporated under Nevada law. Saratoga transferred to International the trade name "Western Oil & Tire Distributors, Inc." along with all of the rights, title and interest to the petroleum and tire business and related business development plan ("the WOTD Project"). Saratoga then distributed the common stock and Class A and B Warrants of International to Saratoga shareholders in a spin-off transaction effective March 19, 1999. Saratoga issued 5,000,000 shares of its common stock, valued at $250,000, to International in connection with the spin-off transaction which has been treated as a stock dividend to Saratoga's shareholders as of the date of the spin-off.

     The operational right acquired from Internet Interview consisted of a conceptual plan which identified the need for software and technology to enter into the business of selling virtual prepaid phone cards over the Internet. The conceptual plan included the technological need to develop a web site, accounting and management software, an Internet marketing program to establish a web site agent network and Internet links and to establish agreements and technology necessary to accept, process and clear credit card transactions over the Internet.

     As consideration for the purchase of the rights to the technology, Saratoga issued to the two principal shareholders of Internet Interview, Inc. Messrs Norman Reisch and Tom Morsey, Warrants to each to purchase 500,000 shares of the common stock of Saratoga exercisable at any time at $0.10 per share and expiring June 16, 2004. The purchase price of the operational right was recorded at $102,666, the value of the Warrants, estimated based on the Black-Scholes option pricing model.

     This amount was recorded as an intangible asset and is being charged to amortization expense over two years. Because of the conceptual nature of the operational right, management concluded it would become technologically obsolete over a two year period. No amortization expense was charged to operations in fiscal 1998. Amortization expense charged to operations in fiscal 1999 was $20,433. Amortization expense charged to operations for the three months ended January 31, 2000 was $12,823.

4.   CONCENTRATION OF CREDIT RISK

     Saratoga maintains cash balances at two commercial banks. Accounts at these financial institutions are insured by the Federal Deposit Insurance Corporation up to $100,000.

5.   LOANS PAYABLE-SHAREHOLDERS AND OFFICERS

     At October 31, 1999, and January 31, 2000 the Balances consisted of the following:

                                        October 31, 1999        January 31, 2000
                                        ----------------        ----------------
                                                                   (Unaudited)

      Loan payable to Patrick F. Charles   $   15,331              $    37,500

      Loan payable to Terrence K. Picken       15,331                   37,500

                                           ----------              -----------
                                           $   30,662              $    75,000
                                           ==========              ===========

         The loans payable are non-interest bearing, uncollateralized, and have no specific due date for repayment. Patrick F. Charles is a shareholder and Chief Executive Officer of Saratoga and Terrence K. Picken is a shareholder and Vice President of Saratoga.

6.   NOTE PAYABLE

     In October 1999 Saratoga issued to an unrelated company a Promissory Note for $276,000, including a $76,000 discount. The terms of the Note, including amendments thereto, called for a payment of $60,000 in November, 1999 and the balance, including interest at 6.5%, due by February 29, 2000. Messrs. Patrick F.Charles and Terrence K. Picken, officers, directors and major shareholders, assigned shares of Saratoga they personally own or control as collateral for the Promissory Note.

7.   INCOME TAXES

     As of October 31, 1999, and January 31, 2000 Saratoga has available unused federal, net operating loss carryforwards of approximately $2,397,000 and $2,909,000 respectively that may be applied against future taxable income and that expire in 2020. Saratoga has established a valuation allowance with respect to the available unused federal net operating loss carryforwards because the likelihood of realization of this benefit cannot be presently determined.

                                         October 31, 1999    January 31, 2000
                                                                (Unaudited)
       Deferred tax asset:
         Net operating loss carryforward    $  815,000          $   989,000
         Valuation Allowance                  (815,000)            (989,000)
                                            -----------         ------------

         Net deferred tax asset             $        0          $         0
                                            ===========         ============

8.   RELATED PARTY TRANSACTIONS

     Coast Northwest Inc., a management consulting firm, provided substantially all of Saratoga's corporate administrative services since inception of Saratoga's development stage activities for which Saratoga incurred expense of $97,500 for the year ended October 31, 1999 and $83,700 for the period from inception of development stage activity, December 1997, to October 31, 1998 and $25,500 for the three months ended January 31, 2000. At October 31, 1999 and October 31, 1998 Saratoga owed $1,177 and $10,100, respectively to Coast Northwest Inc. for administrative support services. Saratoga's President, Patrick F. Charles and Executive Vice-President, Terrence K. Picken, collectively own controlling interest in Coast Northwest Inc. (see Notes 9 and 11).

9.   SHAREHOLDERS' EQUITY

     Stock Split and Authorization of Shares

     Prior to and in conjunction with Saratoga merger with Knightsbridge Corporation in July 1998, the Board of Directors of Knightsbridge approved a 1 for 4 reverse stock split including the reduction of authorized common stock from 200,000,000 shares to 50,000,000 shares. All per share data in these statements reflect the reverse stock split.

     In March 1999, the board of directors of Saratoga approved the increase of authorized common stock from 50,000,000 shares to 200,000,000 shares. The stockholders also approved the authorization of the issuance of a new class of 50,000,000 shares of $.001 par value preferred stock. The preferred stock of Saratoga can be issued in series. With respect to each series issued, the Board of Directors of Saratoga will determine, among other things, the number of shares in the series, voting rights and term, dividend rates and terms, liquidation preferences and redemption and conversion privileges.

     8% Convertible Redeemable Preferred Stock

     In May 1999, Saratoga issued nonvoting restricted cumulative Series A convertible redeemable preferred stock as payment for the outstanding balance of $377,742 on a note payable. Upon the declaration of the board of directors, the Preferred Stock pays a dividend at 8% per share and any unpaid dividends are cumulative. The shares of Preferred Stock are convertible into common stock, over a three year period, at the rate of 125,914 preferred shares each year beginning one year from date of issue. At the holder's option, each preferred share, valued at $1.00 each, plus unpaid cumulative dividends on such shares may be converted into common shares based on the published trade price of the common shares at date of conversion notice. In addition, upon written notice to the holders, Saratoga has the right to redeem shares, at its discretion, at $1.00 per share plus any accumulated unpaid dividends and the preferred Stock has a liquidation preference over common stock of $1.00 per share plus any accumulated unpaid dividends.

     Common Stock Issuances

     The following is a summary of common stock issued by Saratoga effective with and following the reverse merger transaction with Knightsbridge Corporation and the related 1 for 4 reverse stock split in July 1998:

     In July 1998, 11,577,000 restricted common shares were issued to Western's shareholders under a share exchange agreement to give effect to the reverse merger transaction with Knightsbridge.

     In addition, 950,000 restricted common shares were issued as finder's fees for introducing Western to Knightsbridge (see Note 1).

     The total of 12,527,000 shares issued in connection with the reverse merger transaction were recorded at $0.001 per share.

     Shares of common stock of Saratoga issued subsequent to the reverse merger through January 31, 2000 are summarized as follows:

                                         Average     Number
                                           Per         Of

                          Transaction     Share      Shares

Date        Description      Value      Valuation    Issued

11/98-1/99  Issued for     $ 50,071       $0.059    850,000
            services

1/99        Private        $ 90,000       $0.025  3,600,000
            placement for
            cash

2/99        Issued for     $ 26,485       $0.021  1,245,000
            services

2/99        Issued for     $ 72,400       $0.016  4,525,000
            services

            provided by
            Officers

2/99        Private        $ 50,000       $0.029  1,700,000
            Placement for
            cash

3/99        Issued for     $  9,000       $0.030    300,000
            services

3/99        Issued to      $250,000       $0.050  5,000,000
            International

            in connection with
            the WOTD Project
            Spin-off transaction
            (See Note 3)

4/99        Issued for     $    400       $0.040     10,000
            services

5/99        Issued for     $ 72,000       $0.131    550,000
            services

6/99        Issued for     $ 16,800       $0.112    150,000
            services

7/99        Issued for     $ 36,126       $0.147    245,000
            services

8/99        Issued for     $ 25,500       $0.150    170,000
            services

10/99       Issued for     $ 56,000        $0.14    400,000
            services

10/99       Issued to      $  6,666       $0.112     59,524
            Officers for
            salaries

12/99-1/00  Issued for     $ 16,880       $0.116    145,000
            services
            (Unaudited)

11/99-1/00  Issued for     $ 85,000       $0.068  1,250,000
            cash
            (Unaudited)

The "Per Share Valuation" set forth above is based on the recorded value of the transaction divided by the number of shares issued as consideration for each transaction.

Debentures Converted to Common Stock

In July 1998, Saratoga issued 9% series A subordinated convertible redeemable debenture for $150,000 due July 1999, under an exemption from registration afforded by Rule 504, Regulation D, of the Securities act of 1933. The series A debenture was convertible into common stock of Saratoga at 72.5% of the average closing bid price of the common stock for the five days immediately preceding the date of notice of conversion by the holder.

During October 1998, the holder converted $10,000 of principal plus accrued interest into 94,085 shares of common stock. During the period from January 21, 1999, to April 6, 1999, the holder converted the principal balance of $140,000 at October 31, 1999, plus accrued interest of $8,182 into 6,251,823 shares of common stock.

In March 1999, Saratoga issued 9% series B subordinated convertible redeemable debentures for $450,000 due March 30, 2000, under an exemption from registration afforded by Rule 504, Regulation D, of the Securities act of 1933. The series B debentures were convertible into common stock of Saratoga at 72.5% of the average closing bid price of the common stock for the five days immediately preceding the date of notice of conversion by the holder.

In May 1999, the holders of these series B debentures converted the principal balance of $450,000 plus accrued interest of $2,857 into 5,795,564 shares of common stock.

In June 1999, Saratoga issued 9% series C subordinated convertible redeemable debentures for $150,000 due June 11, 2001, under an exemption from registration afforded by Rule 504, Regulation D, of the Securities act of 1933. The series C debentures were convertible into common stock of Saratoga at 72.5% of the average closing bid price of the common stock for the five days immediately preceding the date of notice of conversion by the holder. In June 1999, the holders of these series C debentures converted the principal balance of $150,000 plus accrued interest of $97 into 1,548,158 shares of common stock.

In July 1999, Saratoga issued a 2% series D subordinated convertible redeemable debenture for $150,000 due July 30, 2001, under an exemption from registration afforded by Rule 504, Regulation D, of the Securities act of 1933. The series D debenture is convertible into common stock of Saratoga at 75% of the average closing bid price of the common stock for the five days immediately preceding the date of notice of conversion by the holder.

In August 1999, the holder of this series D debenture converted the principal balance of $150,000 plus accrued interest of $1,275 into 1,182,621 shares of common stock.

In December 1998, Saratoga issued $15,000 principal amount of a Subordinated Convertible Redeemable Debenture due December, 1999 to Coast Northwest Management LLC a limited liability company owned by Patrick F. Charles and Terrence K. Picken, officers, directors and controlling shareholders of Saratoga in a private placement as payment of a loan to Saratoga. The Coast LLC Debenture and the shares of common stock into which it was converted were exempt from registration in reliance on Rule 504 of Regulation D of the Securities Act of 1933. The Coast LLC Debenture was convertible into common stock at a conversion price equal to 72.5% of the average closing bid price of the common stock for the five trading days immediately preceding the date of receipt of the conversion notice. In December 1998, the holder of this Debenture converted the principal balance of $15,000 into 300,000 shares of common stock.

In January 1999 Saratoga issued $30,000 principal amount of a Subordinated Convertible Redeemable Debentures due January 2000 to Coast Northwest Management LLC ("Coast LLC Debenture 2") a limited liability company owned by Patrick F. Charles and Terrence K. Picken, officers, directors and controlling shareholders of Saratoga in a private placement as payment of a loan to Saratoga. The Coast LLC Debenture 2 and the shares of common stock into which it was converted were exempt from registration in reliance on Rule 504 of Regulation D of the Securities Act of 1933. The Coast LLC Debenture 2 was convertible into common stock at a conversion price equal to 72.5% of the average closing bid price of the common stock for the five (5) trading days immediately preceding the date of receipt of the conversion notice. In January 1999 the holder of this Debenture converted $29,000 of the principal balance into 1,250,000 shares of common stock. The remaining $1,000 of the Coast LLC Debenture 2 was forgiven.

In January 1999 Saratoga issued $15,000 of principal amount of Subordinated Convertible Redeemable Debentures (the "Debentures") due January 2000 to each of Patrick F. Charles and Terrence K. Picken, officers, directors and controlling shareholders of Saratoga in a private placement for a total of $30,000 in payment of services provided to Saratoga. The Debentures and the shares of common stock into which they were converted were exempt from registration in reliance on rule 504 of Regulation D of the Securities Act of 1933. The Debentures were convertible into common stock at a conversion price equal to 72.5% of the average closing bid price of the common stock for the five (5) trading days immediately preceding the date of receipt of the conversion notice. $29,000 principal amount of these Debentures were converted to 1,250,000 shares of common stock in January, 1999. The remaining $1,000 of the Debentures was forgiven.

In January, 2000, Saratoga issued a 2% Series E Subordinated Convertible Redeemable Debenture for $160,000 due January 20, 2001, under an exemption from registration afforded by Rule 504, Regulation D, of the Securities Act of 1933. The Series E Debenture is convertible into common stock of Saratoga at 72.5% of the average closing bid price of the common stock for the five days immediately preceding the date of notice of conversion by the holder.

In January, 2000, the holder of this Series E Debenture converted the principal balance of $160,000 into 1,244,719 shares of common stock.

For common stock issued in non-monetary transactions involving marketability discounts Saratoga's policy is to account for marketability discounts in accordance with guidelines provided by published empirical studies and financial research on marketability discounts.

In an Emerging Issues Task Force meeting sponsored by the Financial Accounting Standards Board, held on March 13, 1997, the Securities and Exchange Commission ("SEC") announced their position on the accounting for the issuance of convertible debt securities with a nondetachable conversion feature that is "in-the-money" at the date of issue. Those securities are usually convertible into common stock at the lower of a conversion rate fixed at the date of issue or a fixed discount to the common stock's market price at the date of conversion, creating a "beneficial conversion feature". The SEC's position is that the beneficial conversion feature should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. The amount is calculated at the date of issuance as the difference between the conversion price and the fair value of the common stock into which the security is convertible, multiplied by the number of shares into which the security is convertible. The discount resulting from the allocation of proceeds, in effect, increases the interest rate of the security and should be amortized as a charge to interest expense over the period from the date the security is issued to the date it first becomes convertible. The beneficial conversion feature of the debentures were accounted for as additional interest expense, and as a result, such interest expense was charged to operations for the year ended October 31, 1999 and for the period December 1, 1997 (inception) through October 31, 1998, amounted to approximately $340,000 and $21,000, respectively.

Stock Options and Warrants

During October 1998, Saratoga approved a Qualified and Non-Qualified Stock Option Plan ("1998 option Plan"). A total of 8,000,000 shares are available for future grants to directors, officers, employees and consultants who are in a position to make significant contributions to the success of Saratoga.

The exercise price of each option will be determined by Saratoga's board of directors, in its discretion, at the time of grant, provided that such exercise price shall not be lower than the fair market value at the time of grant in the case of options that are intended to constitute incentive stock options. Further, at the time of grant and at the discretion of the board of directors, the vesting period and the expiration date shall not exceed ten years. Under the 1998 option plan, incentive stock options that become exercisable in any fiscal year may not exceed the fair market value of $100,000 as determined at the time the options are granted.

The following table summarizes the activity with regard to options and warrants for the period December 1, 1997 (inception) to October 31, 1998, the year ended October 31,1999 and the three months ended January 31, 2000 (unaudited)

                                                   Stock options                                   Warrants
                                     ------------------------------------------  ---------------------------------------------
                                                   Weighted Average                            Weighted Average
                                                       Exercise                                    Exercise
                                         Shares         Price       Exercisable      Shares         Price       Exercisable
                                     ------------------------------------------  ---------------------------------------------

Outstanding at
   01-Dec-97                               -               -                -              -              -               -
                   Granted                 -               -                -              -              -               -
                                     ------------------------------------------  ---------------------------------------------
Outstanding at
   31-Oct-98                                  -            -               -
                 a)Granted              250,000      $ 0.100          250,000
                 b)Granted            1,525,000      $ 0.167        1,525,000
                 c)Granted              250,000      $ 0.100          250,000
                 d)Granted              150,000      $ 0.180          150,000
                 e)Granted                                                         1,700,000       $  0.029       1,700,000
                 f)Granted                                                         1,000,000       $  0.100       1,000,000
                 g)Granted                                                         2,000,000       $  0.175       2,000,000
                 h)Exercised                                                      (1,700,000)                    (1,700,000)
                                     ------------------------------------------  ---------------------------------------------
Outstanding at
   31-Oct-999                         2,175,000      $  0.15        2,175,000      3,000,000       $   0.15       3,000,000
                 b)Exercised           (250,000)     $ 0.100         (250,000)
Outstanding at                       ------------------------------------------  ---------------------------------------------
   31-Jan-00                          1,925,000      $  0.16        1,925,000      3,000,000       $   0.15       3,000,000
                                     ==========================================  =============================================

a) Officers, directors and employees - exercise price less than grant date fair value of $0.14 - Weighted Average remaining life, 4.6 years
b) Officers, directors and employees - exercise price greater than grant date fair value of $0.14 Weighted Average remaining life 4.7 years
c) For services - exercise price less than grant date fair value of $0.14 - Weighted Average remaining life, 4.6
d) For services - exercise price greater than grant date fair value of $0.17 - Weighted Average remaining life,
e)   For services - exercise price greater than grant date fair value of $0.023
f) Purchase of operational rights from Interview - exercise price less than grant date fair value of $0.14
g)   For services - exercise  price greater than grant date fair value of $0.135
     - Weighted Average remaining life,1.5 years

Saratoga granted 400,000 options under the 1998 stock plan to various consultants for services rendered in fiscal 1999. The options expire from two to five years from the date of grant, are currently exercisable and have an exercise price ranging from $.10 to $.20 per share. Saratoga has recorded approximately $34,000 of consulting costs relating to these options.

As of October 31, 1999, options to purchase 1,775,000 shares have been granted to employees, officers and directors under the 1998 stock plan. The options have an exercise price ranging from $.10 to $.20 per share, expire five years from the date of grant and all options granted to employees, officers and directors are exercisable.


In February, 1999, Saratoga entered into a corporate public relations service agreement with PMR and Associates whereby PMR provides investor relation services to Saratoga. In connection therewith, Saratoga issued Warrants entitling PMR to purchase up to 1,700,000 shares of common stock at $0.029 per share. These Warrants had a one year life and were exercised in fiscal 1999. In addition, Saratoga issued 500,000 shares of common stock, valued at $0.023 per share or $11,500, for services performed. The date of issuance for the common stock was the measurement date (see Note 9, Common Stock Issuances, February 1999 summarized transactions).

In May 1999, Saratoga extended the corporate public relations services contract with PMR and Associates. In connection therewith Saratoga issued warrants entitling PMR to purchase up to 1,000,000 shares of its common stock at $0.15 per share and 1,000,000 shares at $0.20 per share. The warrants are exercisable at any time and expire May 18, 2001. None have been exercised at this time. In addition, Saratoga issued 550,000 shares of common stock, valued at $0.131 per share or $72,000, for services. Saratoga has recorded $45,000 as prepaid expense as this portion of the balance is for future services. The date of issuance for the common stock was the measurement date (See Note 9. Common Stock Issuances, May 1999 summarized transactions).


All of the PMR Warrants were fully vested and exercisable immediately when issued. The issue date was the measurement date and the Warrants were valued
using  the   Black-

Scholes option pricing model, including the following significant assumptions; risk free interest rate of 6%; expected lives ranging from 3 months to 2 years; expected volatility of 50%; and expected dividends of $0. Approximately $7,500 was charged to consulting expense for these Warrants.

In June 1999, Saratoga issued 1,000,000 common stock purchase warrants ("warrants") at an exercise price of ten cents per share to purchase 1,000,000 shares of the Company's common stock. Management has estimated the value of the warrants, based on the Black-Scholes option pricing model, in order to record a $102,666 intangible asset as a result of the operational right purchased from Internet Interview Inc. (see Notes 1, 2(d) and 3).

In January, 2000, an option for 250,000 shares was exercised. The share price at date of grant was $0.065 per share. The exercise price was $0.10 and the price on date of exercise was $0.328.

All of the options and warrants that have been granted from December 1, 1997 (inception) to January 31, 2000 were non-forfeitable.

Stock Option Compensation

For disclosure purposes of employees and officers stock option compensation, the fair value of options is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for stock options granted during fiscal 1999: annual dividends of $0; expected volatility of 50%; risk-free interest rate of 6%; and expected lives ranging from 2 years to 5 years. The weighted average fair values of stock options granted to employees and officers during the fiscal year 1999 was approximately $125,000 and Saratoga's pro forma loss and net loss per share would have been as follows:

                                   Year Ended

                                October 31, 1999

         Net loss applicable to
         common share

         As reported                                             $1,460,943
                                                                 ==========

         Pro forma                                               $1,586,035
                                                                 ==========

         Net loss per common share

         As reported                                             $0.04
                                                                 =====

         Pro forma                                               $0.04
                                                                 =====

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Saratoga's employee stock options have characteristics significantly different from those of traded options, and since changes in subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options and warrants.

10.  NON-RECURRING EXPENSES

Saratoga's merger with Knightsbridge (see Note 1) was effective July 28, 1998. Prior to such merger, Knightsbridge, under former management, entered into an agreement to acquire controlling interest in a language translation technology company, Language Force Inc. ("LFI") in exchange for cash and shares of Knightsbridge. Shares called for by the agreement were issued by both parties and placed in an escrow account to be released subject to and pending finalization of the transaction. Knightsbridge also advanced to LFI approximately $306,000 in connection with the transaction. The agreement between Knightsbridge and LFI was never fulfilled and the parties are seeking in negotiations to rescind the agreement. Knightsbridge is also seeking to recover the cash it advanced to LFI and return of the 2,000,000 (post reverse stock split) shares issued to LFI and being held in escrow. Saratoga believes it will recover the 2,000,000 shares of its common stock held in escrow and is pursuing negotiations with LFI to recover the sums of cash advanced to LFI. The escrow agent is holding the shares of both companies until this matter is resolved and will dispose of the shares in accordance with the terms of the resolution. These 2,000,000 shares are treated for accounting purposes as unissued shares because they are not entitled to a vote on shareholder matters. They were not considered outstanding for purposes of computing loss per share.

Prior to Western's reverse merger transaction with Knightsbridge, Prime Ventures Corporation, was engaged by Knightsbridge to manage the LFI matter. At the time of the reverse merger, Saratoga entered into a ten-month consulting service agreement with final resolution and to provide Saratoga with other business advisory services as needed from time to time.

In June 1999, Saratoga agreed to a further extension of Prime Ventures services to manage the LFI matter. Under their June 1, 1999 agreement, Prime Ventures and Saratoga agreed upon the following payment and incentive terms:

Saratoga agreed to pay $10,000 toward legal fees regarding the LFI matter recoverable from the first cash proceeds, if any, from the LFI settlement. Prime Ventures and another creditor agreed to settle $95,000 of amounts owing to them by Saratoga, including the forgiveness of $50,000 of a note payable, in exchange for an assignment of the cash proceeds, if any, from the LFI settlement.

If any LFI shares are received from the LFI settlement, the first 300,000 LFI shares are to be the property of Saratoga, the balance, if any, in excess of 300,000 shares is to be split based on future negotiations between Saratoga and Prime Ventures.

Settlement of the LFI matter is subject to the prior approval of Saratoga's Board of Directors.

Due to the uncertainty of the outcome of Saratoga's negotiations with LFI, the investment in LFI has been written off in the amount of $255,500 in fiscal 1998 and $50,000 in fiscal 1999.

Under the reverse merger agreement dated July 28, 1998 between Knightsbridge and Western they agreed to issue four additional shares of Saratoga's common stock to the former shareholders of Western for each share of Saratoga's stock issued to LFI ("LFI shares") which is released from escrow and not returned to Saratoga's treasury. If all of the 2,000,000 LFI shares currently held in escrow are released from escrow and none returned to its treasury, Saratoga will be required to issue 8,000,000 additional common shares to former stockholders of Western. Management believes it is unlikely these shares will ever be issued. These shares have not been considered in the loss per share calculation because they would be anti-dilutive. Both parties have agreed that the original agreement should be rescinded and have agreed to binding arbitration to resolve the manner in which to finalize rescission of the agreement. An arbitration hearing is scheduled for this matter in May, 2000.

In fiscal 1998, Saratoga wrote off $99,043 relating to the acquisition of a retail tire company because the agreement expired and was terminated.

11.  COMMITMENTS AND CONTINGENCIES

In June 1999, Saratoga entered into an employment agreement with the former Chief Executive Officer and minority shareholder of Internet Interview Inc. which entitles this employee to a base salary plus performance bonus and stock options to purchase up to 250,000 shares of Saratoga. Further, in connection with the acquisition of the telecom operation right from Internet Interview Inc. Saratoga entered into a consulting agreement with AJAY Enterprises Inc. which entitles AJAY to a monthly service fee and stock options to purchase up to 250,000 shares of Saratoga. The stock options were granted on June 16, 1999, the same date as the consulting agreement. Ajay is controlled by a former principal shareholder of Internet Interview Inc. The consulting service agreement with AJAY was terminated by mutual agreement in August, 1999 except for the stock options granted to Ajay. The fair value of the options for 250,000 shares of common stock granted to AJAY was approximately $21,000 and was charged to consulting expense in fiscal year 1999. The options were fully vested, non-forfeitable and exercisable when they were issued in June 1999, therefore, the issue date was used as the measurement date.

The Black Scholes option pricing model was used to determine the fair value of the options, which is a more reliable measurement than the services received from AJAY. The following significant assumptions were applied: risk free interest rate of 6 percent, expected life of five years; expected volatility of 50%; and expected dividends of $0.

On October 1, 1999 Saratoga entered into three year employment agreements with Patrick F. Charles, Chief Executive Officer of the Company and Terrence K. Picken, Executive Vice President of the Company. Each agreement provides for a base salary for each of the three years plus performance bonus and stock options to purchase up to 500,000 shares each of Saratoga's common stock. The agreement provides that at each Officers option, part of the payments may be paid in common stock of Saratoga.

Saratoga Telecom has an operating lease on 1500 square feet of office space at a rate of $1,506 per month through June, 2000.

12.  SUBSEQUENT EVENT (UNAUDITED)

On February 16, 2000, Saratoga acquired all of the outstanding common stock of Virtual Media Group Inc. of Kirkland, Washington. In exchange, Saratoga issued to the shareholders of Virtual, 1,053,940 shares of its common stock, valued at $264,961, and as partial payment for loans made to Virtual by their former shareholders in the amount of $15,400. The common stock was valued based on the average trading price three days before and after the date of the acquisition agreement, which was February 2, 2000. In addition, Saratoga granted 1,000,000 warrants exercisable at $0.165 per common share and assumed Virtual's 9% convertible debenture obligation for $900,000, net of a debt discount of $100,000.

The warrants were granted to the former shareholders/employees of Virtual Media Group Inc. for future employment services and vest with the holder over a period six years. If employment is terminated at any time prior to the vesting of the warrants the remaining unvested portion of the warrants can be forfeited. The warrants expire within 6 years from the date they were granted. Saratoga will account for the warrants in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." These accounting standards require that the warrants be valued at their fair value and be presented as pro forma disclosures.

On February 11, 2000, Virtual issued 9% series A subordinated convertible redeemable debenture for $900,000, net of a debt discount of $100,000, due February 11, 2002.

The series A debenture is convertible into common stock of Saratoga, as a result of the assumption of the debt. The debt is convertible into common stock at 70.0% of the average closing bid price of the common stock for the five days immediately preceding the date of notice of conversion by the holder. As of March 10, 2000, the debt has been converted into 4,041,501 shares of Saratoga's common stock.

The beneficial conversion feature will be accounted for in accordance with Emerging Issues Task Force No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios." Therefore, the beneficial conversion feature, which was valued at approximately $430,000, will be accounted for as additional interest expense at the issue date, which is the date the debentures first become convertible.

The acquisition will be recorded using the purchase method of accounting on the date of acquisition and has been summarized in the following table:

Purchase price                                        $       264,961
Liabilities assumed (including the convertible debt)          953,452
Less: fair market value of assets acquired                   (928,366)
                                                      -------------------
Goodwill                                              $       290,047
                                                      ===================

Goodwill will be amortized on the straight-line method over a useful life of five years.

                            Virtual Media Group Inc.
                              Financial Statements
                               October 31, 1999
                                Auditors' Report

To the Shareholders of Virtual Media Group Inc.:

We have audited the balance sheet of Virtual Media Group Inc. as at October 31, 1999 and the statements of loss and deficit and cash flows for the year from November 1, 1998 (date of commencement of business) to October 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards required that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

It is our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 1999 and the results of its operations and the changes in cash flows for the year then ended in accordance with generally accepted accounting principles.

                              /s/ Kenway Mack Slusarchuk Stewart

April 24, 2000                Kenway Mack Slusarchuk Stewart
Calgary, Alberta, Canada      Chartered Accountants


                            Virtual Media Group Inc.

                                  Balance Sheet

                             (stated in US dollars)

                                     Assets

                                                                                       October 31,        January 31,
                                                                                          1999               2000

Current assets:                                                                                           (unaudited)
    Cash                                                                             $         209      $        1,018
    Accounts receivable                                                                      8,470               3,976
                                                                                     --------------     --------------
                                                                                             8,679               4,994
                                                                                     --------------     --------------
Capital assets (Note 3):

    Cost                                                                                    37,247              37,905
    Less - Accumulated amortization                                                         12,742              14,533
                                                                                     --------------     --------------
                                                                                            24,505              23,372
                                                                                     --------------     --------------
                                                                                     $      33,184      $       28,366
                                                                                     ==============     ==============
                      Liabilities and Shareholders' Deficit

Current liabilities:

    Accounts payable                                                                 $       1,746      $          169
    Due to shareholders (Note 4)                                                            42,992              48,809
    Bank loan  (Note 5)                                                                     17,165              19,874
                                                                                     --------------     --------------
                                                                                            61,903              68,852
                                                                                     --------------     --------------
Share capital (Note 6)                                                                          78                  58

Deficit                                                                                    (28,797)           (40,544)
                                                                                     --------------     --------------
                                                                                           (28,719)           (40,486)
                                                                                     --------------     --------------
                                                                                     $      33,184      $       28,366
                                                                                     ==============     ==============


                          Statement of Loss and Deficit

                             (stated in US dollars)

                           For the Year from November
                                1, 1998 (Date of
                                 Commencement of
                              Business) to October
                                    31, 1999

                                                                                            Three months ended

                                                                   October 31,                  January 31,

                                                                      1999                1999               2000

                                                                                       (unaudited)        (unaudited)
Revenue                                                          $       40,204      $       4,483      $        9,423
Direct costs                                                             30,385              3,714               9,330
                                                                 ---------------     --------------     --------------
Gross margin                                                              9,819                769                  93
General and administrative expenses                                      37,827              2,540              11,410
                                                                 ---------------     --------------     --------------
Loss before the following                                              (28,008)             (1,771)           (11,317)
Interest on bank loan                                                     (789)             -                    (430)
                                                                 ---------------     --------------     --------------
Net loss                                                               (28,797)             (1,771)           (11,747)
Deficit, beginning of year                                              -                   -                 (28,797)
                                                                 ---------------     --------------     --------------
Deficit, end of year                                             $     (28,797)      $      (1,771)     $     (40,544)
                                                                 ===============     ==============     ==============



                             Statement of Cash Flows

                             (stated in US dollars)

                           For the Year from November
                                1, 1998 (Date of
                                 Commencement of
                              Business) to October
                                    31, 1999

                                                                                            Three months ended

                                                                   October 31,                  January 31,
                                                                                     ---------------------------------
                                                                      1999                1999               2000
                                                                 ---------------     --------------     --------------
Operating activities:                                                                  (unaudited)        (unaudited)
    Loss                                                         $     (28,797)      $       (1771)     $     (11,747)
    Items not involving cash
           Amortization                                                  12,742                263               1,791
                                                                 ---------------     --------------     --------------
                                                                       (16,055)             (1,508)            (9,956)
                                                                 ---------------     --------------     --------------
    Changes in working capital balances
           Accounts receivable                                          (8,470)               (471)              4,494
           Accounts payable                                               1,746             -                  (1,577)
                                                                 ---------------     --------------     --------------
                                                                        (6,724)               (471)              2,917
                                                                 ---------------     --------------     --------------
                                                                       (22,779)             (1,979)            (7,039)
                                                                 ---------------     --------------     --------------
Investing activities:

    Purchases of capital assets                                        (37,247)             (6,133)              (657)
                                                                 ---------------     --------------     --------------
Financing activities:

    Advances from shareholders                                           42,992              8,217               5,816
    Proceeds from bank loan                                              17,165             -                    2,709
    Proceeds on issue of share capital                                       78                 58                (20)
                                                                 ---------------     --------------     --------------
                                                                         60,235              8,275               8,505
                                                                 ---------------     --------------     --------------
Increase in cash                                                            209                163                 809
Cash, beginning of year                                                 -                   -                      209
                                                                 ---------------     --------------     --------------
Cash, end of year                                                $          209      $         163      $        1,018
                                                                 ===============     ==============     ==============

1.    Nature of Organization

      Virtual Media Group Inc. ("The Company") was incorporated on October 20, 1998. The Company is engaged in the business of designing internet world wide sites, online databases and promotional CD ROMS.

2.    Significant Accounting Policies

      Basis of Presentation

      The financial statements are stated in United States dollars, "the reporting currency". The transactions of the Company have been recorded during the period in Canadian dollars, "the functional currency". The translation of Canadian dollars into United States dollars have been made at the period end exchange rate for current balance sheet items and the average exchange rate for capital assets, revenues, expenses, and losses. Translation adjustments for the periods presented are not material.

      These financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada, which are not materially different from generally accepted accounting principles in the United States.

      Interim Financial Statements

      The accompanying financial statements for the three months ended January 31, 2000 and three months ended January 31, 1999 have not been audited. Nothing has come to our attention that causes us to believe that the interim financial information is not, in all material respects, in accordance with generally accepted accounting principles.

      Measurement Uncertainty

      Financial statements are based on representations that often require estimates to be made in anticipation of future transactions and events and include measurements that may, by their nature, be approximations.

      Credit Risk Management

      The Company is exposed to credit risk on the accounts receivable from its customers. The accounts receivable of the Company is from one customer.

      Capital assets

     Capital assets are amortized using the declining balance method at the following rates:

                           Software                           - 50%
                           Equipment                          - 10%
      Certain costs, including wage costs, are capitalized when incurred in connection with the development or purchase of software for internal use.

      Future Income Taxes


      Income taxes are accounted for by the future method of income tax allocation. Under this method, future income taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

      Revenue Recognition


Revenue is recorded using the percentage-of-completion method. The contracts of the Company stipulate stages. Revenue equal to the contractually stated amounts is recognized upon achieving each stage of the project.


3.    Capital Assets

                                                         October 31,                             January 31,
                                                            1999                                    2000

                                                                                                 (unaudited)
                                                                  Accumulated                             Accumulated
                                                   Cost          Amortization             Cost           Amortization

      Software                                $       22,628    $      11,314        $      22,628      $       12,762
      Equipment                                       14,619            1,428               15,277               1,771
                                              --------------    --------------       --------------     --------------

                                              $       37,247    $      12,742        $      37,905      $       14,533
                                              ==============    ==============       ==============     ==============

      Software includes $13,600 of capitalized wages related to proprietary software development.

4.   Due to Shareholders

      The amount due to shareholders is payable on demand, is unsecured and bears no interest. The loan has been repaid subsequent to year end. Consequently, this amount has been classified as a current liability.

5.   Bank Loan

      The loan bears interest at the bank's daily interest floating rate plus 2%. As the loan was repaid after year end, it has been classified as a current liability. The Company made payments of interest only until the time of repayment. The assets of the company are pledged as security for the loan under a general security agreement.

6.   Share Capital

     Authorized -
        Unlimited number of the following  classes of shares:
          Class "A" common voting shares
          Class "B" common voting shares
          Class "C" common voting shares
          Class "D" common voting shares
          Class "E" common voting shares
          Class "F" common non-voting shares
          Class "G" common non-voting shares
          Class "H" common non-voting shares
          Class "A" preferred voting, redeemable, non-cumulative shares Class "B" preferred voting, redeemable, non-cumulative shares Class "C" preferred non-voting, redeemable, non-cumulative shares Class "D" preferred non-voting, redeemable, non-cumulative shares


      Issued -
                                                                                      October 31,        January 31,
                                                                                          1999               2000
                                                                                                        (unaudited)

         71 Class "A" common shares (30 - January 31, 2000)                          $          46      $           26
         30 Class "B" common shares                                                             19                  19
         20 Class "C" common shares                                                             13                  13
                                                                                     --------------     --------------

                                                                                     $          78      $           58
                                                                                     ==============     ==============

     On January 21, 2000, the Company redeemed 31 Class "A" common shares for $0.65 per share.

7.   Income Taxes

      The Company has losses of $26,700 which can be utilized to reduce taxable income in future years. These losses expire in 2006. The potential income tax benefits of these losses, estimated at $11,700, has not been recognized in these financial statements as the likelihood of realization of these benefits cannot be determined at this time.

8.   Nature of operations

      The Company earned $ 17,600 (41.99%) of its revenue from one customer.

9.   Subsequent Event

      On January 26, 2000, the Company became a wholly owned subsidiary of Virtual Media Group Inc., a Corporation incorporated under the laws of the State of Washington, which was in turn acquired by Saratoga International Holdings Corp. on February 16, 2000.

             SARATOGA INTERNATIONAL HOLDINGS CORP. AND SUBSIDIARIES
                          (A Development Stage Company)
          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION


Introduction to Unaudited Pro Forma Condensed Combined Financial Information of Saratoga International Holdings Corp.

The following unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and are not necessarily indicative of the combined financial position or results of operations for future periods or the results of operations or financial position that actually would have been realized had Saratoga and Virtual Media Group been a combined company during the specified periods. The unaudited pro forma condensed combined financial statements, including related notes, are qualified in their entirety by reference to, and should be read in conjunction with, the historical consolidated financial statements and related notes thereto of Saratoga and Virtual, included elsewhere in this filing.

The following unaudited pro forma condensed combined financial statements give effect to the acquisition of Virtual using the purchase method of accounting. The pro forma condensed combined financial statements are based on the respective historical audited and unaudited consolidated financial statements and related notes of Saratoga and Virtual.

The unaudited pro forma condensed combined balance sheet assumes that the acquisition took place on January 31, 2000, and combines Saratoga's unaudited January 31, 2000 consolidated balance sheet with the unaudited January 31, 2000 balance sheet of Virtual. The pro forma condensed combined statement of operations for the year ended October 31,1999 assumes the acquisition took place November 1, 1998 and combines Saratoga's audited consolidated statement of operations for the year ended October 31, 1999 with Virtual's audited statement of operations for the year ended October 31, 1999. The unaudited pro forma condensed combined statement of operations for the three months ended January 31, 2000 assumes the acquisition took place November 1, 1998 and combines Saratoga's unaudited consolidated statement of operations for the three months ended January 31, 2000 with Virtual's unaudited statement of operations for the three months ended January 31, 2000.


             SARATOGA INTERNATIONAL HOLDINGS CORP. AND SUBSIDIARIES

                          (A Development Stage Company)

   UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET AS OF JANUARY 31, 2000


ASSETS                                                 Historical    Historical     Pro Forma
                                                        Saratoga      Virtual      Adjustments         Pro Forma

                                                      ------------  ------------  -------------       ------------
CURRENT ASSETS:

   Cash                                               $    72,811   $     1,018   $    870,000   (1)  $   943,828
   Accounts receivable                                     10,671         3,976              -             14,647
   Deferred PIN costs                                      23,890             -              -             23,890
   Deferred financing cost                                 11,300             -         30,000   (1)       41,300
   Prepaid expense and other current assets                54,653             -              -             54,653
                                                      ------------  ------------  -------------       ------------
      TOTAL CURRENT ASSETS                                173,325         4,994        900,000          1,078,319

PROPERTY AND EQUIPMENT - at cost, net                      30,842        23,372              -             54,214
INTANGIBLE ASSET, net                                      68,950             -        290,047   (1)      358,994
                                                      ------------  ------------  -------------       ------------

                                                      $   273,117   $    28,366   $  1,190,047        $ 1,491,530
                                                      ============  ============  =============       ============

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:

   Accounts payable                                   $         -   $       169   $          -        $       169
   Note payable                                            98,163        19,874              -            118,037
   Loans payable - shareholders and officers               75,000        48,809        (15,400)  (1)      108,406
   Debentures payable, net of debt discount                     -             -        900,000   (1)      899,999
   Accrued expenses and other current liabilities         113,105             -              -            113,105
                                                      ------------  ------------  -------------       ------------
      TOTAL CURRENT LIABILITIES                           286,268        68,852        884,600          1,239,720

COMMITMENTS AND CONTINGENCIES                                   -             -              -                  -

SHAREHOLDERS' EQUITY (DEFICIT):

    Preferred stock                                       377,742             -              -            377,742
    Common stock                                           54,698            58          1,054   (1)
                                                                                           (58)  (1)       55,752
   Additional paid in capital                           2,713,460             -        263,907   (1)
                                                                                       428,571   (1)    3,405,938
   Deficit accumulated during the development stage    (3,159,051)      (40,544)        40,544   (1)
                                                                                      (428,571)  (1)   (3,587,622)
                                                      ------------  ------------  -------------       ------------
      TOTAL SHAREHOLDERS' EQUITY (DEFICIT)                (13,151)      (40,486)       305,447            251,810
                                                      ------------  ------------  -------------       ------------

                                                      $   273,117   $    28,366   $  1,190,047        $ 1,491,530
                                                      ============  ============  =============       ============


See notes to the unaudited pro forma condensed combined financial statements


             SARATOGA INTERNATIONAL HOLDINGS CORP. AND SUBSIDIARIES

                          (A Development Stage Company)

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                           YEAR ENDED OCTOBER 31, 1999

                                            Historical    Historical     Pro Forma
                                             Saratoga      Virtual      Adjustments         Pro Forma

                                           ------------  ------------  -------------       ------------

NET SALES                                  $     2,660   $    40,204   $          -        $    42,864
COST OF SALES                                   23,810        30,385              -             54,195
                                           ------------  ------------  -------------       ------------
GROSS PROFIT (LOSS)                            (21,150)        9,819              -            (11,331)

OPERATING EXPENSES

  General & administrative expenses          1,038,729        37,827         58,009   (3)    1,134,561
  Loss on impairment of investment              50,000             -              -             50,000
                                           ------------  ------------  -------------       ------------
        TOTAL OPERATING EXPENSES             1,088,729        37,827         58,009          1,184,561
                                           ------------  ------------  -------------       ------------

LOSS FROM OPERATIONS                        (1,109,879)      (28,008)       (58,009)        (1,195,892)
                                           ------------  ------------  -------------       ------------

OTHER INCOME (EXPENSE):

   Interest expense                           (393,369)         (789)      (100,000)  (2)
                                                                           (428,571)  (2)     (922,729)
   Forgiveness of note payable                  50,000             -              -             50,000
   Other income                                  7,415             -              -              7,415
                                           ------------  ------------  -------------       ------------
      NET OTHER EXPENSES                      (335,954)         (789)      (428,571)          (865,314)
                                           ------------  ------------  -------------       ------------

NET LOSS                                    (1,445,833)      (28,797)      (486,580)        (1,961,210)
LESS:

   CUMULATIVE PREFERRED STOCK DIVIDEND          15,110             -              -             15,110
                                           ------------  ------------  -------------       ------------

NET LOSS TO COMMON SHARES                  $(1,460,943)  $   (28,797)  $   (486,580)       $(1,976,320)
                                           ============  ============  =============       ============

LOSS PER COMMON SHARE, BASIC AND DILUTED   $     (0.04)                                    $     (0.04)
                                           ============                                    ============

WEIGHTED AVERAGE NUMBER OF COMMON

   SHARES OUTSTANDING, BASIC AND DILUTED    38,925,978                    5,095,441   (4)   44,021,419
                                           ============                =============       ============

  See notes to the unaudited pro forma condensed combined financial statements


             SARATOGA INTERNATIONAL HOLDINGS CORP. AND SUBSIDIARIES

                          (A Development Stage Company)

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                       THREE MONTHS ENDED JANUARY 31, 2000

                                              Historical    Historical     Pro Forma
                                              Saratoga       Virtual      Adjustments         Pro Forma

                                             ------------  ------------  -------------       ------------
NET SALES                                    $     6,671   $     9,423   $          -        $    16,094
COST OF SALES                                      4,798         9,330              -             14,128
                                             ------------  ------------  -------------       ------------
GROSS PROFIT                                       1,873            93              -              1,966

OPERATING EXPENSES

  General & administrative expenses              392,131        11,410         14,502   (3)      418,039
                                             ------------  ------------  -------------       ------------
      TOTAL OPERATING EXPENSES                   392,131        11,410         14,502            418,039
                                             ------------  ------------  -------------       ------------

LOSS FROM OPERATIONS                            (390,258)      (11,317)       (14,502)          (416,077)
                                             ------------  ------------  -------------       ------------

OTHER INCOME (EXPENSE):

Interest expense                                (122,040)         (430)             -           (122,470)
                                             ------------  ------------  -------------       ------------
      NET OTHER EXPENSES                        (122,040)         (430)             -           (122,470)
                                             ------------  ------------  -------------       ------------

NET LOSS                                        (512,298)      (11,747)       (14,502)          (538,547)
LESS:

   CUMULATIVE PREFERRED STOCK DIVIDEND             7,555             -              -              7,555
                                             ------------  ------------  -------------       ------------

NET LOSS TO COMMON SHARES                    $  (519,853)  $   (11,747)  $    (14,502)       $  (546,102)
                                             ============  ============  =============       ============

LOSS PER COMMON SHARE, BASIC AND DILUTED     $     (0.01)                                    $     (0.01)
                                             ============                                    ============

WEIGHTED AVERAGE NUMBER OF COMMON

   SHARES OUTSTANDING, BASIC AND DILUTED      53,643,031                    5,095,441   (4)   58,738,472
                                             ============                =============       ============



See notes to the unaudited pro forma condensed combined financial statements

             SARATOGA INTERNATIONAL HOLDINGS CORP. AND SUBSIDIARIES
                          (A Development Stage Company)


          Notes to Unaudited Pro Forma Condensed Combined Financial Statements

A.   Basis of Presentation


          On February 16, 2000, Saratoga acquired all of the outstanding common stock of Virtual Media Group Inc. of Kirkland, Washington. In exchange, Saratoga issued to the shareholders of Virtual, 1,053,940 shares of its common stock, valued at $264,961, and as partial payment for loans made to Virtual by their former shareholders in the amount of $15,400. The common stock was valued based on the average trading price three days before and after the date of the acquisition agreement, which was February 2, 2000. In addition, Saratoga granted 1,000,000 warrants exercisable at $0.165 per common share and assumed Virtual's 9% convertible debenture obligation for $900,000, net of a debt discount of $100,000.

          The warrants were granted to the former shareholders/employees of Virtual Media Group Inc. for future employment services and vest with the holder over a period six years. If employment is terminated at any time prior to the vesting of the warrants the remaining unvested portion of the warrants can be forfeited. The warrants expire within 6 years from the date they were granted. Saratoga will account for the warrants in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." These accounting standards require that the warrants be valued at their fair value and be presented as pro forma disclosures.

          On February 11, 2000, Virtual issued 9% series A subordinated convertible redeemable debenture for $900,000, net of a debt discount of $100,000, due February 11, 2002. The series A debenture is convertible into common stock of Saratoga, as a result of the assumption of the debt. The debt is convertible into common stock at 70.0% of the average closing bid price of the common stock for the five days immediately preceding the date of notice of conversion by the holder. As of March 10, 2000, the debt has been converted into 4,041,501 shares of Saratoga's common stock.

          The beneficial conversion feature will be accounted for in accordance with Emerging Issues Task Force No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently
          Adjustable Conversion Ratios." Therefore, the beneficial conversion feature, which was valued at approximately $430,000, will be accounted for as additional interest expense at the issue date, which is the date the debentures first become convertible.

     The acquisition will be recorded using the purchase method of accounting on the date of acquisition and has been summarized in the following table:

        Purchase price                                          %  264,961
        Liabilities assumed (including the convertible debt)       953,452
        Less: fair market value of assets acquired                (928,366)
                                                                -----------
        Goodwill                                                   290,047
                                                                ===========

     Goodwill will be amortized on the straight-line method over a useful life of five years.

     The above acquisition of Virtual is accounted for in the unaudited pro forma presentation in accordance with the purchase method of accounting. The unaudited pro forma condensed combined balance sheet assumes that the acquisition took place on January 31, 2000, and combines Saratoga's unaudited January 31, 2000 consolidated balance sheet with the unaudited January 31, 2000 balance sheet of Virtual. The pro forma condensed combined statement of operations for the year ended October 31,1999 assumes the acquisition took place November 1, 1998 and combines Saratoga's audited consolidated statement of operations for the year ended October 31, 1999 with Virtual's audited statement of operations for the year ended October 31, 1999. The unaudited pro forma condensed combined statement of operations for the three months ended January 31, 2000 assumes the acquisition took place November 1, 1998 and combines Saratoga's unaudited consolidated statement of operations for the three months ended January 31, 2000 with Virtual's unaudited statement of operations for the three months ended January 31, 2000.

B.   Pro Forma Adjustments

     The following unaudited pro forma adjustment to the condensed combined balance sheet at January 31, 2000 is as follows:

     (1) To record the acquisition of Virtual, which included the issuance of 1,053,940 shares of common stock valued at $264,961, the assumption of convertible debt issued by Virtual, the partial payment of loans payable to the former shareholders of Virtual in the amount of $15,400 and goodwill of $290,047. The recording of the debt includes the accounting for the additional interest expense from the beneficial conversion feature for $428,571. In addition, Virtual received $870,000 in proceeds from the issuance of the $900,000 convertible debenture, net of a debt discount of $100,000, and incurred $30,000 of debt issue costs, which have been recorded as deferred financing costs.

         The following unaudited pro forma adjustments to the condensed combined statement of operations for the year ended October 31, 1999 and the three months ended January 31, 2000 are as follows:

     (2) To record the additional interest expense from the beneficial conversion feature and amortization of the debt discount.
     (3) To record the amortization of the intangible asset based on a useful life of five years.
     (4) To adjust the weighted average number of common shares outstanding to account for the issuance of 1,053,940 shares common stock and the conversion of the convertible debenture into 4,041,501 shares of common stock.

PART III

                            ITEM 1 INDEX OF EXHIBITS

Exhibit

Number                                                        Description **
------                                                        --------------

     2*                               Agreement and Plan of Merger dated
                                      July 24, 1998 between Knightsbridge and
                                      Western Oil & Tire Distributors Inc.

     2.1* Share Exchange Agreement dated as of February 2, 2000 by and between Saratoga International Holdings Corp. and Virtual Media Group Inc.

     3.1*                             Articles of Incorporation, as amended
                                      for Parent Company, Saratoga
                                      International Holdings Corp.

     3.2* Articles of Incorporation, as amended for Subsidiary, Saratoga Telecom Corp.

     3.3*                             By-Laws for Parent Company, Saratoga
                                      International Holdings Corp.

     3.4*                             By-Laws for Subsidiary, Saratoga Telecom
                                      Corp.

     4*                               Specimen Stock Certificate

     5*                               $276,000 Note Purchase Agreement dated
                                      October 30, 1999

     10.1*                            Teleglobe Agreement dated August 18, 1999

     10.2* Agreement for Sale and Purchase of Telecom Business Assets dated June 15, 1999 between Saratoga Telecom Corp. and Internet Interview Inc.

     10.3* Corporate Officer Employment Agreements with Patrick F. Charles and Terrence K. Picken, each dated October 1, 1999

     10.4* Warrant Agreement between Saratoga International holdings Corp. and Tom Morsey, President of Saratoga Telecom Corp. dated June 16, 1999

     10.5*                            Stock Option Plan

     21*                              Subsidiaries of the Registrant

     27                               Financial Data Schedule

** Summaries of all Exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.

* Exhibits were previously filed.

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized.

SARATOGA INTERNATIONAL HOLDINGS CORP.

Date:  May 26, 2000                     By: /s/ Patrick F. Charles
                                            CEO, President and Director